Exhibit 99.1

PRO FORMA VALUATION REPORT
STANDARD CONVERSION

Beneficial Bancorp, Inc. | Philadelphia, Pennsylvania

PROPOSED HOLDING COMPANY FOR:
Beneficial Bank | Philadelphia, Pennsylvania

    Dated as of August 1, 2014

1100 North Glebe Road Suite 600

Arlington, Virginia 22201

703.528.1700

rpfinancial.com

August 1, 2014

Boards of Directors

Beneficial Savings Bank MHC

Beneficial Mutual Bancorp, Inc.

Beneficial Bancorp, Inc.

Beneficial Bank

1818 Market Street

Philadelphia, Pennsylvania 19103

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities (the “Department”), and applicable regulatory interpretations thereof.

Description of Plan of Conversion

On August 14, 2014, the respective Boards of Directors of Beneficial Savings Bank MHC (the “MHC”), Beneficial Mutual Bancorp, Inc. (“BNCL”) and Beneficial Bank, Philadelphia, Pennsylvania (the “Bank”) adopted a plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, BNCL, which currently owns all of the issued and outstanding common stock of the Bank, will be succeed by a Maryland corporation with the name of Beneficial Bancorp, Inc. (“Beneficial Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter also be referred to as Beneficial Bancorp or the Company, unless otherwise identified as BNCL. As of June 30, 2014, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 60.60% of the common stock (the “MHC Shares”) of BNCL. The remaining 39.40% of BNCL’s common stock is owned by public stockholders.

It is our understanding that Beneficial Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank’s employee savings and stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

August 1, 2014

Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of BNCL will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $1 million of cash to The Beneficial Foundation (the “Foundation”).

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for the Appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the FRB, the FDIC, the Department and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the years ended December 31, 2009 through December 31, 2013 and a review of various unaudited information and internal financial reports through June 30, 2014, and due diligence related discussions with the Company’s management; KPMG LLP, the Company’s independent auditor; Kilpatrick Townsend & Stockton LLP, the Company’s conversion counsel and Sandler O’Neill & Partners, L.P., the Company’s marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Beneficial Bancorp operates and have assessed Beneficial Bancorp’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Beneficial Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Beneficial Bancorp’s operating characteristics and financial performance as they relate to the pro forma market value of

Boards of Directors

August 1, 2014

Beneficial Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Beneficial Bancorp’s assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company’s primary market area. We have compared Beneficial Bancorp’s financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Beneficial Bancorp’s representation that the information contained in the regulatory applications and additional information furnished to us by Beneficial Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Beneficial Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Beneficial Bancorp. The valuation considers Beneficial Bancorp only as a going concern and should not be considered as an indication of Beneficial Bancorp’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Beneficial Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Beneficial Bancorp’s stock alone. It is our understanding that there are no current plans for selling control of Beneficial Bancorp following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Beneficial Bancorp’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. After accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced by approximately 0.01%. Accordingly, for purposes of the Company’s pro forma valuation, the public shareholders’ pro forma ownership interest was reduced from 39.40% to 39.39% and the MHC’s ownership interest was increased from 60.60% to 60.61%.

Valuation Conclusion

It is our opinion that, as of August 1, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering

Boards of Directors

August 1, 2014

– including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of BNCL – was $907,489,000 at the midpoint, equal to 90,748,900 shares at $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $771,365,650 or 77,136,565 shares at the minimum and $1,043,612,340 or 104,361,234 shares at the maximum.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $550,000,000 equal to 55,000,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $467,500,000 or 46,750,000 shares at the minimum and $632,500,000 or 63,250,000 shares at the maximum.

Establishment of the Exchange Ratio

The conversion regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, BNCL and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC’s unconsolidated net assets into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.2007 shares of the Company’s stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0206 at the minimum and 1.3808 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Beneficial Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Beneficial Bancorp as of June 30, 2014, the date of the financial data included in

Boards of Directors

August 1, 2014

the prospectus. The proposed exchange ratio to be received by the current public stockholders of BNCL and the exchange of the public shares for newly issued shares of Beneficial Bancorp’s common stock as a full public company was determined independently by the Boards of Directors of the MHC, BNCL and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Beneficial Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Beneficial Bancorp’s stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Director

RP® Financial, LC.	TABLE OF CONTENTS
i

TABLE OF CONTENTS

BENEFICIAL BANCORP, INC.

BENEFICIAL BANK

Philadelphia, Pennsylvania

DESCRIPTION	PAGE NUMBER
CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	I.1
Plan of Conversion	I.2
Strategic Overview	I.2
Balance Sheet Trends	I.6
Income and Expense Trends	I.9
Interest Rate Risk Management	I.13
Lending Activities and Strategy	I.14
Asset Quality	I.18
Funding Composition and Strategy	I.19
Subsidiaries	I.20
Legal Proceedings	I.21

CHAPTER TWO MARKET AREA ANALYSIS

Introduction	II.1
National Economic Factors	II.2
Market Area Demographics	II.5
Local Economy	II.9
Unemployment Trends	II.12
Market Area Deposit Characteristics and Competition	II.14

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	III.1
Financial Condition	III.6
Income and Expense Components	III.8
Loan Composition	III.11
Interest Rate Risk	III.13
Credit Risk	III.15
Summary	III.15

RP® Financial, LC.	TABLE OF CONTENTS
ii

TABLE OF CONTENTS

BENEFICIAL BANCORP, INC.

BENEFICIAL BANK

Philadelphia, Pennsylvania

(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS

Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.3
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.6
4. Primary Market Area	IV.6
5. Dividends	IV.8
6. Liquidity of the Shares	IV.8
7. Marketing of the Issue	IV.9
A. The Public Market	IV.9
B. The New Issue Market	IV.13
C. The Acquisition Market	IV.15
D. Trading in Beneficial Bancorp’s Stock	IV.15
8. Management	IV.17
9. Effect of Government Regulation and Regulatory Reform	IV.18
Summary of Adjustments	IV.18
Valuation Approaches	IV.18
1. Price-to-Earnings (“P/E”)	IV.20
2. Price-to-Book (“P/B”)	IV.21
3. Price-to-Assets (“P/A”)	IV.23
Comparison to Recent Offerings	IV.23
Valuation Conclusion	IV.24
Establishment of the Exchange Ratio	IV.25

RP® Financial, LC.	LIST OF TABLES
iii

LIST OF TABLES

BENEFICIAL BANCORP, INC.

BENEFICIAL BANK

Philadelphia, Pennsylvania

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheet Data	I.7
1.2	Historical Income Statements	I.10

2.1	Summary Demographic Data	II.7
2.2	Employment by Sector	II.10
2.3	Largest Employers in the Greater Philadelphia Region	II.12
2.4	Unemployment Trends	II.13
2.5	Deposit Summary	II.15
2.5	Market Area Deposit Competitors	II.16

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.9
3.4	Loan Portfolio Composition and Related Information	III.12
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.14
3.6	Credit Risk Measures and Related Information	III.16

4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.14
4.3	Market Pricing Comparatives	IV.16
4.4	Public Market Pricing	IV.22

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Beneficial Bank (the “Bank”), founded in 1853, is a Pennsylvania-chartered stock savings bank headquartered in Philadelphia Pennsylvania. The Bank serves the Philadelphia metropolitan area through 33 full service banking offices in the Pennsylvania counties of Chester, Delaware, Montgomery, Philadelphia and Bucks and 25 full service banking offices in the New Jersey counties of Burlington, Camden and Gloucester. The Bank also maintains a lending office in Montgomery County, Pennsylvania and one office operated by Beneficial Insurance Services, LLC, a wholly-owned subsidiary of the Bank, located in Delaware County. The Bank is subject to regulation and oversight by the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking and Securities (the “Department”). The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory limits by the FDIC. Exhibit I-1 is a map of the Bank’s branch office locations.

Beneficial Mutual Bancorp, Inc. (“BNCL”) is the federally-chartered mid-tier holding company of the Bank. BNCL owns 100% of the outstanding common stock of the Bank. Since being formed in 2007, BNCL has been engaged primarily in the business of holding the common stock of the Bank. BNCL completed its initial public offering on July 13, 2007, pursuant to which it sold 23,606,625 shares or 28.70% of its outstanding common stock to the public and issued 45,792,775 share or 55.67% of its common stock outstanding to Beneficial Savings Bank MHC (the “MHC”), the mutual holding company parent of BNCL. Additionally, BNCL contributed $500,000 in cash and issued 950,000 shares of common stock or 1.15% of its common stock outstanding to The Beneficial Foundation (the “Foundation”). In addition to completing its initial public offering on July 13, 2007, 11,915,200 shares or 14.48% of BNCL common stock was issued to the stockholders of FMS Financial Corporation (“FMS Financial”) in connection with BNCL’s acquisition of FMS Financial and its wholly-owned subsidiary Farmers and Mechanics Bank. The MHC and BNCL are subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” or the “FRB”). At June 30, 2014, BNCL had total consolidated assets of $4.4 billion, deposits of $3.5 billion and equity of $612.7 million or 13.84% of total assets. BNCL’s audited financial statements for the most recent period are included by reference as Exhibit I-2.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

Plan of Conversion

On August 14, 2014, the respective Boards of Directors of the MHC, BNCL and the Bank adopted the plan of conversion, whereby the MHC will convert to stock form. As a result of the conversion, BNCL, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a Maryland corporation with the name of Beneficial Bancorp, Inc. (“Beneficial Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will also hereinafter be referred to as Beneficial Bancorp or the Company, unless otherwise identified as BNCL. As of June 30, 2014, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 60.60% of the common stock (the “MHC Shares”) of Beneficial Bancorp. The remaining 39.40% of Beneficial Bancorp’s common stock was owned by public shareholders.

It is our understanding that Beneficial Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank’s employee savings and stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the general public in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of BNCL will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $1 million of cash to the Foundation.

Strategic Overview

Beneficial Bancorp maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of consumers and businesses in the Philadelphia metropolitan area. Since the hiring of the Company’s current President and CEO in 2006, the executive management team has had a complete makeover to facilitate

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3

implementation of strategic initiatives as a publicly-traded company. Under the direction of current President and CEO, the Company has pursued a strategy of strengthening its community bank franchise through growing a diversified loan portfolio, increasing deposits, building non-interest revenue sources and expansion and diversification of the bank franchise through acquisitions. Lending activities by the Company have emphasized the origination of commercial, residential and consumer loans throughout the greater Philadelphia metropolitan area and nearby surrounding markets. The Company’s current lending strategy is to pursue further diversification of the loan portfolio, in which commercial business loans will be emphasized as the primary source of loan growth. Loans secured by commercial real estate are also expected to remain as a significant area of lending diversification for Beneficial Bancorp. Pursuant to targeting growth of commercial loans, the Company is also placing an emphasis on growing commercial deposit accounts through establishing full service banking relationships with its commercial borrowers.

Acquisitions completed by the Company have served to strengthen its market presence in the Philadelphia metropolitan area, as well as build sources of non-interest revenues through diversification of products and services. In 2005, the Company acquired the assets of a Philadelphia-based insurance brokerage firm, Paul Hertel & Co., Inc., which provides property, casualty, life, health and benefits insurance services to individuals and businesses. The Company acquired the business of another insurance agency in 2007, CLA Agency, Inc., a full service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania. Simultaneously with the completion of its initial public offering in July 2007, the Company completed the acquisition of FMS Financial Corporation (“FMS Financial”) and its wholly-owned subsidiary, Farmers & Mechanics Bank. Through the acquisition of FMS Financial, which was a $1.2 billion institution based in Burlington, New Jersey, the company expanded its branch network into Burlington and Camden Counties, New Jersey with the addition of 31 branch locations. In April 2012, the Company completed the acquisition of SE Financial Corp. (“SE Financial”) and its wholly-owned subsidiary, St. Edmond’s Federal Savings Bank. Through the acquisition of SE Financial, which was a $306.9 million institution based in Philadelphia, Pennsylvania, the Company increased its market share in Philadelphia and Delaware Counties and expanded into Roxborough, Pennsylvania and Deptford, New Jersey with the addition of five branch locations.

Historically, the Company’s lending and investment activities have facilitated maintenance of favorable credit quality measures. However, as the Company’s lending markets

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

were adversely impacted by the 2008 national recession and resulting fallout from the financial crisis that occurred with the implosion of the housing market, the Company experienced a deterioration in credit quality. The Company’s balance of non-performing assets peaked at December 31, 2011 to total $154.1 million or 3.35% of assets. Most of the increase in the non-performing assets balance was related to an increase in non-performing commercial real estate loans, as commercial real estate loans comprised 48.1% of the Company’s non-performing loan balance at December 31, 2011. Through workout strategies, loan charge-offs and sales of non-performing loans and other real estate owned (“OREO”), the Company has reduced its holdings of non-performing assets with most of the reduction occurring during the past two and one-half years. Total non-performing assets declined from $154.1 million or 3.35% of total assets at December 31, 2011 to $46.6 million or 1.05% of total assets at June 30, 2014.

Investments serve as a supplement to the Company’s lending activities for purposes of facilitating management of interest rate risk and liquidity. The Company’s investment portfolio is concentrated in mortgage-backed securities, with the mortgage-backed securities portfolio primarily consisting of agency securities issued by government-sponsored enterprises (“GSEs”). To a lesser extent, the mortgage-backed securities portfolio includes securities issued by the Government National Mortgage Association (“GNMA”) and non-agency CMOs. Beneficial Bancorp’s other investment holdings include investments in GSE and government agency notes, municipal bonds, foreign bonds and money market funds.

Deposits generated from consumers and businesses within the Company’s primary market area have consistently served as the primary funding source for the Company’s lending and investment activities. Transaction and savings account deposits comprise the largest portion of the Company’s deposit base, with the balance consisting of certificates of deposit (“CDs”). Beneficial Bancorp utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with repurchase agreements and FHLB advances accounting for the major portion of the Company’s borrowings. The Company’s borrowings also include a statutory trust debenture, which was assumed in connection with the acquisition of FMS Financial.

Beneficial Bancorp’s earnings base is largely dependent upon net interest income and operating expense levels. The Company has been experiencing net interest margin compression during the past three and one-half years, as the prolonged low interest rate environment and a decline in the concentration of loans comprising interest-earning assets has

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

resulted in a narrowing of the Company’s interest rate spread. Operating expenses have been maintained at relatively stable levels, as the Company has contained operating expenses during periods of asset shrinkage and realized significant cost savings in connection with the acquisition of SE Financial. Similarly, revenues derived from non-interest income sources have been a fairly stable contributor to the Company’s core earnings base, with such income consisting mostly of service fees and charges and insurance commission income.

A key component of the Company’s business plan is to complete a second-step conversion offering. The Company’s strengthened capital position will increase operating flexibility and facilitate implementation of planned growth strategies. The Company’s strengthened capital position will also provide more of a cushion against potential credit quality related losses in future periods. Beneficial Bancorp’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company’s interest-earning assets/interest-bearing liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will serve to raise the level of interest-earning assets funded with equity and, thereby, reduce the ratio of interest-earning assets funded with interest-bearing liabilities as the balance of interest-bearing liabilities will initially remain relatively unchanged following the conversion, which may facilitate a reduction in Beneficial Bancorp’s funding costs. Notably, as a fully-converted institution, the Company’s stronger capital position and greater capacity to offer stock as consideration may facilitate increased opportunities to grow through acquisition. At this time, the Company has no specific plans for expansion through acquisition.

The projected uses of proceeds are highlighted below.

•	Beneficial Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into liquid funds and short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including repurchases of common stock, the payment of cash dividends, infusing additional equity into the Bank and acquisitions.

•	Beneficial Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

Overall, it is the Company’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Beneficial Bancorp’s operations.

Balance Sheet Trends

Table 1.1 shows the Company’s historical balance sheet data for the past five and one-half years. Asset growth trends have been uneven since yearend 2009, with total assets increasing from $4.7 billion at yearend 2009 to a peak balance of $5.0 billion at yearend 2012 and then declining to $4.4 billion at June 30, 2014. Asset growth during 2012 was supported by the acquisition of SE Financial. Overall, the Company’s assets decreased at a 1.20% annual rate from yearend 2009 through June 30, 2014. A summary of Beneficial Bancorp’s key operating ratios for the past five and one-half years is presented in Exhibit I-3.

After increasing slightly during 2010, Beneficial Bancorp’s net loans receivable balance trended lower through yearend 2013 and then increased slightly during the six months ended June 30, 2014. The decrease in loans was driven by a number of large commercial loan prepayments and continued weak loan demand in the Company’s markets. Overall, net loans receivable decreased at an annual rate of 3.69% from yearend 2009 through June 30, 2014, which provided for a decrease in the loans-to-assets ratio from 58.72% at yearend 2009 to 52.35% at June 30, 2104. Net loans receivable at June 30, 2014 totaled $2.317 billion, versus $2.744 billion at yearend 2009.

From yearend 2009 through June 30, 2014, the Company’s loan portfolio composition shifted towards a higher concentration of 1-4 family loans and lower concentrations of commercial loans and consumer loans. Commercial loans constitute the largest concentration of the Company’s loan portfolio, with the portfolio decreasing from $1.303 billion or 46.71% of total loans at yearend 2009 to $1.055 billion or 44.55% of total loans at June 30, 2014. A decline in commercial construction loans accounted for most of the reduction in the commercial loan portfolio since yearend 2009. Consumer loans decreased from $827.1 million or 29.65% of total loans at yearend 2009 to $638.7 million or 26.96% of total loans at June 30, 2014. Home equity loans and lines of credit and personal loans accounted for most of the decline in the consumer loan portfolio since yearend 2009. Comparatively, 1-4 family residential loans increased from $659.6 million or 23.64% of total loans at yearend 2009 to $675.2 million or 28.50% of total loans at June 30, 2014. Growth of 1-4 family residential loan portfolio was sustained by an increase in 1-4 family permanent mortgage loans, which was partially offset by a decrease in 1-4 residential construction loans.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

Table 1.1

Beneficial Bancorp, Inc.

Historical Balance Sheet Data

	At December 31,										At June 30,		12/31/09- 06/30/14 Annual. Growth Rate
	2009		2010		2011		2012		2013		2014
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$4,673,680	100.00%	$4,929,785	100.00%	$4,596,104	100.00%	$5,006,404	100.00%	$4,583,413	100.00%	$4,425,734	100.00%	-1.20%
Cash and cash equivalents	179,701	3.84%	90,299	1.83%	347,956	7.57%	489,908	9.79%	355,683	7.76%	253,968	5.74%	7.99%
Trading securities	31,825	0.68%	6,316	0.13%	—	0.00%	—	0.00%	—	0.00%	—	0.00%	NM
Investment securities available-for-sale	1,287,106	27.54%	1,541,991	31.28%	875,011	19.04%	1,267,491	25.32%	1,034,180	22.56%	840,551	18.99%	-9.03%
Investment securities held-to-maturity	48,009	1.03%	86,609	1.76%	482,695	10.50%	477,198	9.53%	528,829	11.54%	644,061	14.55%	78.07%
Loans receivable, net	2,744,264	58.72%	2,751,036	55.80%	2,521,916	54.87%	2,389,655	47.73%	2,286,158	49.88%	2,316,711	52.35%	-3.69%
FHLB stock	28,068	0.60%	23,244	0.47%	18,932	0.41%	16,384	0.33%	17,417	0.38%	15,606	0.35%	-12.23%
Bank-owned life insurance	32,357	0.69%	33,818	0.69%	35,277	0.77%	40,569	0.81%	41,414	0.90%	42,050	0.95%	6.00%
Goodwill/Other intangibles	130,916	2.80%	127,405	2.58%	123,820	2.69%	131,852	2.63%	129,980	2.84%	129,046	2.92%	-0.32%
Deposits	$3,509,247	75.09%	$3,942,304	79.97%	$3,594,802	78.21%	$3,927,513	78.45%	$3,660,016	79.85%	$3,505,465	79.21%	-0.02%
FHLB advances and other borrowings	433,620	9.28%	273,317	5.54%	250,335	5.45%	250,352	5.00%	250,370	5.46%	250,379	5.66%	-11.49%

Equity	$637,001	13.63%	$615,547	12.49%	$629,380	13.69%	$633,873	12.66%	$615,146	13.42%	$612,659	13.84%	-0.86%
Tangible equity	506,085	10.83%	488,142	9.90%	505,560	11.00%	502,021	10.03%	485,166	10.59%	483,613	10.93%	-1.00%

Loans/Deposits		78.20%		69.78%		70.15%		60.84%		62.46%		66.09%

Number of offices	68		65		60		62		60		58

(1)	Ratios are as a percent of ending assets.

Sources: Beneficial Bancorp’s prospectus, audited and unaudited financial statements and RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. Over the past five and one-half years, the Company’s ratio of investment securities as a percent of total assets has ranged from a low of 28.57% at yearend 2009 to a high of 34.85% of total assets at yearend 2012. As of June 30, 2014, the Company held investment securities totaling $1.485 billion equal to 33.54% of assets and consisted of $840.6 million of investment securities maintained as available-for-sale and $644.1 million of investment securities maintained as held-to-maturity. As of June 30, 2014, the available-for-sale investment securities portfolio consisted of $762.6 million of mortgage-backed securities, $62.9 million of municipal bonds, $10.4 million of GSE and government agency notes and $4.6 million of money market funds. As of June 30, 2014, the available-for-sale investment securities portfolio had a net unrealized gain of $10.1 million. As of June 30, 2014, the held-to-maturity investment securities portfolio consisted of $640.7 million of mortgage-backed securities, $1.4 million of municipal bonds and $2.0 million of foreign bonds. Exhibit I-4 provides historical detail of the Company’s investment portfolio. The Company also held $15.6 million of FHLB stock and cash and cash equivalents of $254.0 million at June 30, 2014, equal to 0.35% of assets and 5.74% of assets, respectively.

The Company also maintains an investment in bank-owned life insurance (“BOLI”) policies, which cover the lives of certain officers and employees of the Company. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2014, the cash surrender value of the Company’s BOLI equaled $42.1 million or 0.95% of assets.

Over the past five and one-half years, Beneficial Bancorp’s funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From yearend 2009 through June 30, 2014, the Company’s deposits decreased at a 0.02% annual rate. Deposit growth paralleled trends in asset growth, with total deposits reaching a peak balance at yearend 2010. Most of the recent decreases in deposits was the result of a decline in municipal deposits, as the Company re-priced higher-cost, non-relationship-based municipal deposits to facilitate run-off of those deposits. Overall, deposits decreased from $3.509 billion

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.9

or 75.09% of assets at yearend 2009 to $3.505 billion or 79.21% of assets at June 30, 2014. Transaction and savings account deposits constitute the largest concentration of the Company’s deposits, pursuant to which the concentration of those deposits comprising total deposits has increased over the past three and one-half years.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year-end 2009 through June 30, 2014, borrowings decreased at an annual rate of 11.49%. Overall, borrowings decreased from $433.6 million or 9.28% of assets at yearend 2009 to $250.4 million or 5.66% of assets at June 30, 2014. Most of the reduction in the Company’s borrowing occurred during 2010 and over the past three and one-half years the balance of borrowings has remained stable. FHLB advances and repurchase agreements constitute the primary sources of borrowings utilized by the Company. The Company also held a statutory trust debenture, which was assumed as part of the FMS Financial acquisition.

The Company’s equity declined at a 0.86% annual rate from yearend 2009 through June 30, 2014, as retention of earnings was more than somewhat offset by stock repurchases, the net loss reported in 2010 and an accumulated other comprehensive loss maintained at June 30, 2014 compared to accumulated comprehensive income maintained at yearend 2009. Comparable rates of decline in assets and equity since yearend 2009 provided for little change in the Company’s equity-to-assets ratio, as the Company’s equity-to-assets ratio equaled 13.63% and 13.84% at yearend 2009 and at June 30, 2014, respectively. Similarly, the Company’s tangible equity-to-assets ratio equaled 10.83% at yearend 2009 and 10.93% at June 30, 2014. Goodwill and other intangibles totaled $129.0 million or 2.92% of assets at June 30, 2014. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2014. The addition of stock proceeds will serve to strengthen the Company’s capital position, as well as support growth opportunities. At the same time, the significant increase in Beneficial Bancorp’s pro forma capital position will initially depress its ROE.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five years and for the twelve months ended June 30, 2014. The Company’s reported earnings over the past five and one-half years ranged from a net loss of $9.0 million or 0.18% of average assets in 2010 to net income $17.1 million or 0.40% of average assets in 2009. For the twelve months ended June 30, 2014, the Company reported net income of $13.5 million or 0.29% of average assets. Net interest income and operating expenses represent the primary components of the Company’s earnings. Non-interest operating income has been a fairly stable source of earnings for the Company, while loan loss provisions have had a varied impact on the Company’s earnings over the past five and one-half years. Non-operating income and losses typically have had a relatively limited impact on the Company’s earnings over the past five and one-half years.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.10

Table 1.2

Beneficial Bancorp, Inc.

Historical Income Statements

	For the Year Ended December 31,										For the 12 Months
	2009		2010		2011		2012		2013		Ended 06/30/14
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest income	$192,974	4.51%	$197,514	4.06%	$180,143	3.75%	$170,430	3.53%	$149,376	3.15%	$143,606	3.12%
Interest expense	(65,632)	-1.53%	(49,896)	-1.03%	(38,046)	-0.79%	(30,973)	-0.64%	(25,640)	-0.54%	(23,916)	-0.52%

Net interest income	$127,342	2.97%	$147,618	3.03%	$142,097	2.95%	$139,457	2.88%	$123,736	2.61%	$119,690	2.60%
Provision for loan losses	(15,697)	-0.37%	(70,200)	-1.44%	(37,500)	-0.78%	(28,000)	-0.58%	(13,000)	-0.27%	(4,750)	-0.10%

Net interest income after provisions	$111,645	2.61%	$77,418	1.59%	$104,597	2.18%	$111,457	2.31%	$110,736	2.33%	$114,940	2.50%

Non-interest operating income	$21,876	0.51%	$24,592	0.51%	$24,503	0.51%	$24,724	0.51%	$23,748	0.50%	$22,756	0.49%
Operating expense	(119,866)	-2.80%	(128,390)	-2.64%	(115,652)	-2.41%	(120,892)	-2.50%	(120,877)	-2.55%	(121,173)	-2.63%

Net operating income	$13,655	0.32%	($26,380)	-0.54%	$13,448	0.28%	$15,289	0.32%	$13,607	0.29%	$16,523	0.36%

Non-Operating Income/(Losses)
Impairment charges on securities available for sale	($1,587)	-0.04%	($88)	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Net gain on sale of securities available for sale	6,530	0.15%	2,390	0.05%	652	0.01%	2,882	0.06%	1,377	0.03%	37	0.00%
Trading securities profits	28	0.00%	326	0.01%	81	0.00%	—	0.00%	—	0.00%	—	0.00%
Restructuring charge	—	0.00%	—	0.00%	(5,058)	-0.11%	(2,233)	-0.05%	189	0.00%	30	0.00%

Net non-operating income(loss)	$4,971	0.12%	$2,628	0.05%	($4,325)	-0.09%	$649	0.01%	$1,566	0.03%	$67	0.00%

Net income before tax	$18,626	0.44%	($23,752)	-0.49%	$9,123	0.19%	$15,938	0.33%	$15,173	0.32%	$16,590	0.36%
Income tax provision	(1,537)	-0.04%	14,789	0.30%	1,913	0.04%	(1,759)	-0.04%	(2,595)	-0.05%	(3,083)	-0.07%

Net income (loss)	$17,089	0.40%	($8,963)	-0.18%	$11,036	0.23%	$14,179	0.29%	$12,578	0.27%	$13,507	0.29%

Adjusted Earnings
Net income	$17,089	0.40%	($8,963)	-0.18%	$11,036	0.23%	$14,179	0.29%	$12,578	0.27%	$13,507	0.29%
Add(Deduct): Non-operating income	(4,971)	-0.12%	(2,628)	-0.05%	4,325	0.09%	(649)	-0.01%	(1,566)	-0.03%	(67)	0.00%
Tax effect (2)	1,988	0.05%	1,051	0.02%	(1,730)	-0.04%	260	0.01%	626	0.01%	27	0.00%

Adjusted earnings	$14,106	0.33%	($10,540)	-0.22%	$13,631	0.28%	$13,790	0.29%	$11,638	0.25%	$13,467	0.29%

Expense Coverage Ratio (3)	1.06x		1.15x		1.22x		1.15x		1.02x		0.99x
Efficiency Ratio (4)	80.46%		74.58%		69.65%		73.75%		81.99%		85.11%

(1)	Ratios are as a percent of average assets.
(2)	Assumes a 40.0% effective tax rate.
(3)	Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus non-interest operating income.

Sources: Beneficial Bancorp’s prospectus, audited & unaudited financial statements and RP Financial calculations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.11

Over the past five and one-half years, the Company’s net interest income to average assets ratio ranged from a low of 2.60% during the twelve months ended June 30, 2014 to a high of 3.03% during 2010. The downward trend in the Company’s net interest income ratio since 2010 reflects interest rate spread compression that has resulted from a more significant decrease in the yield earned on interest-earnings assets relative to the cost of interest-bearing liabilities. As the result of the prolonged low interest rate environment, the decline in yield earned on less rate sensitive interest-earning assets has become more significant relative to the decline in rate paid on more rate sensitive liabilities which had more significant downward repricing earlier in the prevailing interest rate environment. A reduction in the concentration of interest-earning assets comprised of higher yielding loans relative to cash and investments has also put downward pressure on the Company’s yields since 2010. Overall, the Company’s interest rate spread increased from 2.99% during 2009 to 3.13% during 2010, which was followed by a downward trend to 2.70% during 2013. During the six months ended June 30, 2014, the Company’s interest rate spread increased to 2.72%. The slight increase in the Company’s interest rate spread during the most recent six month period was the result of a more significant decline in funding costs relative to interest-earning asset yields, as loan growth and an increase in the concentration of loans comprising interest-earning assets helped to preserve the yield on interest-earning assets. The Company’s net interest rate spreads and yields and costs for the past five and one-half years are set forth in Exhibit I-3 and Exhibit I-5.

Non-interest operating income has been a fairly stable contributor to the Company’s earnings, approximating 0.50% of average assets throughout the period covered in Table 1.2. For the twelve months ended June 30, 2014, non-interest operating income amounted to $22.8 million or 0.49% of average assets. Service charges and insurance and advisory commission and fee income constitute the major components of the Company’s non-interest operating revenues, which also includes mortgage banking income and income earned on BOLI.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.12

Operating expenses represent the other major component of the Company’s earnings, ranging from a low of 2.41% of average assets during 2011 to a high of 2.80% of average assets during 2009. For the twelve months ended June 30, 2014, operating expenses amounted to $121.2 million or 2.63% of average assets. The increase in the operating expense ratio since 2011 has been attributable to increases in operating expenses, primarily in 2012, and asset shrinkage during the past one and one-half years. The increase in operating expenses during 2012 was primarily due to an increase in salaries and benefits, which was primarily attributable to the acquisition of SE Financial and the expansion of the Company’s credit risk management and lending staff, and an increase in real estate owned losses as the result of property write-downs from updated appraisals as well as losses recorded on the sale of properties.

Overall, as indicated by trends in the Company’s expense coverage ratio (net interest income divided by operating expenses), core earnings peaked in 2011 and have trended lower over the past two and one-half years. Beneficial Bancorp’s expense coverage increased from 1.06 times during 2009 to 1.22 times during 2011 and then trended lower to equal 0.99 times during the twelve months ended June 30, 2014. Similarly, Beneficial Bancorp’s efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) improved from 80.46% during 2009 to 69.65% during 2011 and then trended higher to equal 85.11% during the twelve months ended June 30, 2014.

Over the past five years and one-half years, loan loss provisions established by the Company ranged from 0.10% of average assets for the twelve months ended June 30, 2014 to 1.44% of average assets for 2010. For the twelve months ended June 30, 2014, the Company established loan loss provisions of $4.8 million. The higher loan provisions established during 2010 was to address deterioration in loan portfolio credit quality and significant net charge-offs taken on the loan portfolio, as the Company’s lending markets experienced dramatic declines in real estate values and high levels of foreclosure during the national recession that started in 2008 and officially ended in June 2009. Comparatively, improving credit quality trends, including a decline in non-performing assets and lower net charge-offs, and an improving economy in the Philadelphia metropolitan area supported the establishment of lower loan loss provisions since 2010. As of June 30, 2014, the Company maintained valuation allowances of $52.6 million, equal to 2.22% of total loans and 117.99% of non-performing loans. At June 30, 2014, non-performing loans included $16.8 million of government guaranteed student loans. Excluding these loans, the allowance for loan losses to non-performing loans ratio was 189.42%. Exhibit I-6 sets forth the Company’s loan loss allowance activity during the past five and one-half years.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.13

Non-operating income and losses haves typically been somewhat of a limited factor in the Company’s earnings over the past five and one-half years, consisting substantially of gains on sale of investment securities, impairment charges on securities available-for-sale and merger restructuring charges. Net non-operating income and losses over the past five and one-half years ranged from a loss of $4.3 million or 0.09% of average assets during 2011 to income of $5.0 million or 0.12% of average assets during 2009. For the twelve months ended June 30, 2014, the Company’s net non-operating income amounted to $67,000 and consisted of $37,000 of gains on the sale of investment securities and a $30,000 reversal of merger restructuring charges. Overall, the various items that comprise the Company’s non-operating income are not viewed to be part of the Company’s core or recurring earnings base.

The Company’s effective tax rate ranged from a tax benefit of 62.26% in 2010 to a tax expense of 17.10% in 2013. As set forth in the prospectus, the Company’s effective marginal tax rate is 40.0%.

Interest Rate Risk Management

The Company’s model simulation analysis measures interest rate risk in two ways: 1) the change in net interest income and earnings caused by a change in interest rates; and 2) the change in market value of portfolio equity caused by changes in the values of assets and liabilities, which fluctuate due to changes in interest rates. The market value of portfolio equity, also referred to as the economic value of equity, is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities. As shown in Exhibit I-7, the primary interest rate risk exposure measurement applied to the entire balance sheet is the effect on net interest income of a change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of a change in market interest rates of plus or minus 200 basis points for all projected future cash flows. As of June 30, 2014, based on a 200 basis point increase in interest rates, the Company’s economic value of equity would decrease by 5.68% and net interest income would decrease by 1.51%, which are within the Company’s policy guidelines. The current low interest rate environment is viewed by the Company as reducing the reliability of measuring a 200 basis point decline in interest rates, since a 200 basis point decline would result in negative interest rates. As of June 30, 2014, a decline in interest rates to the zero percent floor would result in reductions in the Company’s net interest income and economic value of equity.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.14

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through maintaining higher levels of cash in the prevailing low interest rate environment, investing in securities with varied terms to maturity, maintaining the majority of investments as available-for-sale, underwriting originations of fixed rate 1-4 family loans to secondary market guidelines and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of adjustable rate loans or shorter term fixed rate loans. As of December 31, 2013, of the Company’s total loans due after December 31, 2014, ARM loans comprised 25.91% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing repurchase agreements and FHLB advances with initial terms out to five and ten years, respectively, and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 79.95% of the Company’s deposits at June 30, 2014.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Beneficial Bancorp’s lending activities have provided for a loan portfolio composition that is concentrated in commercial loans, which includes commercial real estate loans, commercial business loans and, to a lesser extent, commercial construction loans. Beyond commercial loans, the balance of the Company’s loan portfolio is fairly evenly divided between 1-4 family residential loans and consumer loans. Going forward, the Company’s lending strategy will continue to emphasize commercial lending, with a particular emphasis placed on growing the commercial business loan portfolio. Exhibit I-9 provides historical detail of Beneficial Bancorp’s loan portfolio composition over the past five and one-half years and Exhibit I-10 provides the contractual maturity of the Company’s loan portfolio by loan type as of December 31, 2013.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.15

Commercial Real Estate Loans Commercial real estate loans consist largely of loans originated by the Company, which are collateralized by properties in the Company’s regional lending area. On a more limited basis, the Company supplements originations of commercial real estate loans with loan participations from local banks. Loan participations are subject to the same underwriting criteria and loan approvals as applied to loans originated by the Company. Beneficial Bancorp originates commercial real estate loans for developed real estate up to a maximum loan-to-value (“LTV”) ratio of 75.0% and generally requires a minimum debt-coverage ratio of 1.20 times. Commercial real estate loans originated for the acquisition of land are originated up at a maximum LTV ratio of 65.0%. The Company offers both fixed and adjustable rate commercial real estate loans, generally for terms of up to ten years and with payments generally based on an amortization schedule of up to 25 years. Fixed rate loans are typically based on either the FHLB of Pittsburgh borrowing rate or U.S. Treasury rate, which generally have a five year reset period. Properties securing the commercial real estate loan portfolio include hotels, motels, dormitories, nursing homes, assisted living facilities, mini-storage warehouse facilities, office buildings, mixed-use properties and apartments. The largest commercial real estate loan in the Company’s loan portfolio at June 30, 2014 had a balance of $21.7 million and was secured by a 136 unit hotel in the greater Philadelphia metropolitan area. This loan was performing in accordance with its terms at June 30, 2014. As of June 30, 2014, the Company’s outstanding balance of commercial real estate loans totaled $633.8 million equal to 26.75% of total loans outstanding.

Commercial Business Loans The commercial business loan portfolio is generated through extending loans to businesses operating in the local market area. Expansion of commercial business lending activities is a desired area of loan growth for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. Commercial business loans offered by the Company consist of lines of credit, intermediate term loans and long term loans. Commercial business loan rates are typically based on LIBOR, the Bank’s prime rate, the U.S. Treasury rate or the FHLB of Pittsburgh borrowing rate. The commercial business loan portfolio consists of loans to individuals, sole proprietorships, partnerships, corporations and other business enterprises for commercial, industrial and professional purposes as well as owner-occupied real estate loans. Commercial business loans include shared national credits, which are participations in loans or loan commitments of at least $20.0 million that are shared by three

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.16

or more banks. Included in the Company’s shared national credit portfolio are purchased participations and assignments in leveraged lending transactions. Leverage lending transactions are generally used to support a merger or acquisition related transaction, to back a recapitalization of a company’s balance sheet or to refinance debt. To manage the risk associated with the leveraged transaction loans, the Company has limited the total amount of leveraged loans to $150 million with no single borrower exceeding $15 million and maintaining single industry concentrations below 30%. The shared national credit loans are typically variable rate loans with terms ranging from one to seven years. At June 30, 2014, the share national credits portfolio totaled $93.1 million and included $54.8 million of leveraged lending transactions. As of June 30, 2014, all of the shared national credits were performing in accordance with their contractual terms. At June 30, 2014, the Company’s largest commercial loan was a $30.0 million shared national credit. As of June 30, 2014, Beneficial Bancorp’s’ outstanding balance of commercial business loans totaled $379.3 million or 16.01% of total loans outstanding.

Commercial Construction Loans Commercial construction loans consist of loans to fund commercial and residential construction projects and include loans made for the acquisition and development of land. For acquisition and development loans, each construction project has limits on the number of model and speculation homes that may be under construction at one time. Commercial construction loans are typically based upon the prime rate as published in The Wall Street Journal and/or LIBOR with terms of up to five years. Commercial construction loans for developed real estate and for real estate acquisition and development are originated with LTV ratios up to 75.0% and loans for the acquisition of land are originated with LTV ratios up to 65.0%. The largest commercial construction loan in the Company’s loan portfolio at June 30, 2014 was a $7.5 million loan secured by a hotel located in Philadelphia and general business assets. This loan was performing in accordance with its terms at June 30, 2014. As of June 30, 2014, Beneficial Bancorp’s’ outstanding balance of commercial construction loans totaled $42.3 million or 1.78% of total loans outstanding.

1-4 Family Residential Loans Beneficial Bancorp offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans, which are substantially secured by properties in greater Philadelphia metropolitan area. Loans are generally underwritten to secondary market guidelines, as the Company’s current philosophy is to sell some originations of longer term fixed rate conforming loans into the secondary market. Loans are generally sold on a servicing retained basis. ARM loans offered by the Company have initial repricing terms of one, three or

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.17

five years and then reprice annually for the balance of the loan term. ARM loans are indexed to the U.S. Treasury Security Index or LIBOR. The Company does offer ARM loans with initial rates that are discounted from the fully-indexed rate, but requires the borrower to be qualified at a rate equal to 200 basis points above the discounted rate under certain conditions consistent with Freddie Mac and Fannie Mae underwriting standards for such loans. Fixed rate loans are offered with terms of up to 30 years. As of June 30, 2014, the Company’s outstanding balance of 1-4 family residential loans totaled $675.0 million or 28.49% of total loans and approximately 92.3% of the portfolio consisted of fixed rate loans.

Consumer Loans The consumer loan portfolio consists of home equity loans and lines of credit, personal loans, education loans and automobile loans. Home equity loans are originated as fixed rate loans with terms generally up to 15 years and in some cases up to 20 years. Home equity lines of credit are tied to the prime rate as published in The Wall Street Journal and can have repayment schedules of both principal and interest or interest only paid monthly. The Company will originate home equity loans and lines of credit up to a maximum LTV ratio of 80.0%, inclusive of other liens on the property. As of June 30, 2014, Beneficial Bancorp’s outstanding balance of home equity loans and lines of credit totaled $224.8 million or 9.49% of total loans outstanding. Personal consumer loans offered by the Company include marine loans, loans for recreational vehicles, loans for motor homes, loans secured by deposits and unsecured loans and lines of credit. As of June 30, 2014, Beneficial Bancorp’s outstanding balance of personal loans totaled $34.9 million or 1.47% of total loans outstanding. Education loans are unsecured loans, but are generally 98% government guaranteed and are serviced by the Philadelphia Higher Education Assistance Agency and Sallie Mae. As of June 30, 2014, Beneficial Bancorp’s outstanding balance of education loans totaled $201.9 million or 8.52% of total loans outstanding. Automobile loans are secured by new and used automobiles and are offered as fixed rate loans with terms of up to six years. Automobile loans are originated up to a maximum LTV ratio of 100.0% of the purchase price of the vehicle, depending upon the credit history of the borrower and other factors. Indirect automobile loans comprise the majority of the automobile loans that are originated by the Company. As of June 30, 2014, Beneficial Bancorp’s outstanding balance of automobile loans totaled $177.2 million or 7.48% of total loans outstanding.

Loan Originations, Purchases, and Sales Exhibit I-11 provides a summary of the Company’s lending activities for the past five and one-half years. Annual loan originations ranged from a low $507.5 million during 2011 to a high of $765.0 million during 2009. Loan

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originations for the six months ended June 30, 2014 totaled $339.0 million, versus total originations of $281.0 million for the comparable year ago period. With the exception of 2012, commercial loans were the largest source of originations during each of the past five years and during the six months ended June 30, 2014. Residential loans were the largest source of originations during 2012. From time-to-time, the Company has supplemented loan originations with loan participations from local banks. Loan participations are subject to the same credit analysis and loan approvals as loans that are originated by the Company. Loan purchases were most significant during 2009 when the Company purchased loans totaling $201.7 million, which consisted primarily of government guaranteed student loans. The Company also acquired $175.2 million of loans in 2012 in connection with the acquisition of SE Financial. Loans sold by the Company have generally consisted of originations of 1-4 family fixed rate loans, which were sold for purposes of interest rate risk management. Most of the Company’s loan sales occurred during 2011 and 2012. From yearend 2010 through yearend 2013, the Company experienced a decline in total loans outstanding as loan originations and purchases were more than offset by principal payments and repayments, loan sales and loans transferred to foreclosed real estate.

Asset Quality

Historically, the Company’s lending emphasis on lending in local and familiar markets generally supported maintenance of relatively favorable credit quality measures. However, with the onset of the national recession and bursting of the house bubble in 2008, the Company experienced elevated levels of problems assets. Over the past five and one-half years, Beneficial Bancorp’s balance of non-performing assets ranged from a high of $154.1 million or 3.35% of assets at yearend 2011 to a low of $46.6 million or 1.05% of assets at June 30, 2014. As shown in Exhibit I-12, non-performing assets at June 30, 2014 consisted of $27.8 million of non-accruing loans, $16.8 million of accruing loans 90 days or more past due and $2.0 million of real estate owned. The entire balance of accruing loans 90 days or more past due consisted of government guaranteed education loans. Most of the reduction in the balance of non-performing loans was due to a decline in non-accruing commercial real estate loans, which declined from a peak balance of $65.6 million at yearend 2011 to $7.9 million at June 30, 2014.

To track the Company’s asset quality and the adequacy of valuation allowances, the Company has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior

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management and the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2014, the Company maintained loan loss allowances of $52.6 million, equal to 2.22% of total loans and 117.99% of non-performing loans. Excluding the $16.8 million of non-performing government guaranteed student loans, the allowance for loan losses to total non-performing loans ratio was 189.42% at June 30, 2014.

Funding Composition and Strategy

Deposits have consistently served as the Company’s primary funding source and at June 30, 2014 deposits accounted for 93.33% of the Company’s combined balance of deposits and borrowings. Exhibit I-13 sets forth the Company’s deposit composition for the past three and one-half years. Transaction and savings account deposits constituted 79.95% of total deposits at June 30, 2014, as compared to 76.68% of total deposits at December 31, 2011. The slight increase in the concentration of core deposits comprising total deposits since yearend 2011 was realized through growth of core deposits and a decline in CDs. Most of the growth of core deposits has consisted of saving account deposits, which was driven by the acquisition of SE Financial’s deposits and by offering relatively attractive rates on savings account deposits meeting minimum balance requirements. Savings account deposits comprised 32.66% of total deposits and 40.85% of core deposits at June 30, 2014.

The balance of the Company’s deposits consists of CDs, which equaled 20.05% of total deposits at June 30, 2014 compared to 23.32% of total deposits at December 31, 2011. As of June 30, 2014, short-term CDs (maturities of one year or less) accounted for more than half of Beneficial Bancorp’s CD composition. As of June 30, 2014, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $133.8 million or 19.03% of total CDs. Approximately 60% of the jumbo CDs were scheduled to mature in one year or less at June 30, 2014. Exhibit I-14 sets forth the maturity schedule of the Company’s jumbo CDs as of June 30, 2014. The Company’s balance of brokered deposits totaled $147.3 million at June 30, 2014.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings utilized by the Company have predominantly consisted of repurchase agreements and FHLB advances. As of June 30, 2014, the Company maintained $195.0 million of FHLB advances and $30.0 million of repurchase agreements. Repurchase agreements and FHLB advances held by the Company at June 30,

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2014 had maturities extending out to five years. At June 30, 2104, the weighted average interest rate of the FHLB advances and repurchase agreements equaled 2.86% and 3.78%, respectively. The Company’s borrowings at June 30, 2014 also included $25.4 million of a statutory trust debenture, which was assumed as part of the FMS Financial acquisition. As of June 30, 2014, the rate on the statutory trust debenture was 1.81% based on the three-month LIBOR plus a margin of 1.58%. Exhibit I-15 provides further detail of the Company’s borrowings activities during the past three and one-half years.

Subsidiaries

Beneficial Insurance Services, LLC is a Pennsylvania Limited Liability Company formed in 2004 and is 100% owned by Beneficial Bank. In 2005, Beneficial Insurance Services LLC acquired the assets of Philadelphia-based insurance brokerage firm, Paul Hertel & Co., Inc., which provides property, casualty, life, health and benefits insurance services to individuals and businesses. Beneficial Insurance Services, LLC also acquired a 51% majority interest in Graphic Arts Insurance Agency, Inc. through its acquisition of the assets of Paul Hertel & Co. Inc. In 2007, Beneficial Insurance Services LLC acquired the assets of the insurance brokerage firm, CLA Agency, Inc., based in Newtown Square, Pennsylvania. CLA Agency, Inc. provides property/casualty insurance to commercial businesses and provides professional liability insurance to physician groups, hospitals and healthcare facilities.

Beneficial Advisors, LLC, which is 100% owned by Beneficial Bank, is a Pennsylvania limited liability company formed in 2000 to offer wealth management services and investment and insurance related products, including, but not limited to, fixed- and variable-rate annuities and the sale of mutual funds and securities through a third party broker dealer.

Neumann Corporation, which was formed in 1990, is a Delaware investment holding company that holds title to various securities and other investments. Neumann Corporation is 100% owned by Beneficial Bank. At June 30, 2014, Neumann Corporation held $514.1 million in assets.

BSB Union Corporation was formed in 1994 for the purpose of engaging in the business of owning and leasing automobiles. BSB Corporation is 100% owned by Beneficial Bank. In 2012, BSB Union Corporation obtained approval to engage in equipment leasing activities. The leasing operations of BSB Union Corporation are currently inactive.

Beneficial Abstract, LLC is a currently inactive title insurance company in which Beneficial Bank purchased a 40% ownership interest in 2006.

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Beneficial Equity Holdings, LLC, which is 100% owned by Beneficial Bank, was formed in 2004 and is currently inactive.

PA Real Property GP, LLC, which is 100% owned by Beneficial Bank, is a special purpose entity formed in 2009 to manage and hold OREO properties in Pennsylvania until disposition.

NJ Real Property GP, LLC, which is 100% owned by Beneficial Bank, is a special purpose entity formed in 2010 to manage and hold OREO properties in New Jersey until disposition.

DE Real Property Holding, Inc., which is 100% owned by Beneficial Bank, is a special purpose entity formed in 2011 to manage and hold OREO properties in Delaware until disposition.

Legal Proceedings

The Company is involved in routine legal proceedings in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company’s financial condition, results of operations and cash flows.

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II. MARKET AREA

Introduction

Beneficial Bancorp is headquartered in Philadelphia, Pennsylvania and currently serves the Philadelphia metropolitan region through 58 full-service banking offices and one lending office. The Company conducts operations out of the headquarters office and 33 full-service banking branch offices in the Pennsylvania counties of Chester, Delaware, Montgomery, Philadelphia, and Bucks Counties, as well as 25 full-service banking offices in Burlington, Camden and Gloucester Counties of New Jersey. The Company’s single lending office is located in Montgomery County, Pennsylvania. In addition, Beneficial Insurance Services, LLC operates one office located in Delaware County. A map showing the Company’s branch network coverage is set forth below and details regarding the Company’s office properties are set forth in Exhibit II-1.

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The Philadelphia metropolitan statistical area (the “Philadelphia MSA” or the “Greater Philadelphia area”) is the nation’s sixth largest metropolitan area in terms of total population, with a 2013 population of approximately 6.0 million. The Philadelphia MSA is located towards the southern end of the Northeast megalopolis extending from Boston to Washington, D.C. The counties that make up the Philadelphia MSA consist of three counties in New Jersey, five counties in Pennsylvania, and a single county in both Delaware and Maryland. All of the counties served by the Company are within the Philadelphia MSA. The Greater Philadelphia area economy is typical of the cities in the northeast corridor, where the traditional manufacturing-based economy has diminished and the service sector has been the primary source of growth. Overall, the Philadelphia MSA maintains a fairly diversified economic base, as traditional employers in the manufacturing and financial services industry have been bolstered by growth in the life sciences and healthcare industries as well as the information technology and communication sectors.

Future growth opportunities for Beneficial Bancorp depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company’s market area, and the resultant impact on value.

National Economic Factors

The future success of the Company’s operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, the pace of manufacturing activity slowed considerably in January 2014 with the PMI reading declining 5.2 points to 51.3. Comparatively, January service sector activity expanded at a slight faster pace, with a PMI reading of 56.7 compared to 55.7 in December. January was the second straight month of weak job growth, with a tepid gain of 113,000 jobs. The January unemployment rate dipped to 6.6% in January. Existing home sales in January declined to the lowest level since July 2012, while new home sales were up solidly in January. January 2014 home prices were up 0.9% from December and up 12.0% from a year ago January. Manufacturing activity accelerated in February, with the PMI registering 53.2. Comparatively, February service sector activity expanded at a slower pace in February, decreasing to a reading of 51.6. Job growth picked-up in February, as the U.S. economy added 175,000 jobs. However, as more people entered the labor force, the February unemployment rate ticked up to 6.7%. Despite poor weather conditions in many areas of the U.S., retail sales rose slightly in

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February. Sales of existing and new homes were both lower in February compared to January, which was in part attributable to rising mortgage rates and higher home prices. Home prices were up 12.2% in February compared to a year ago. Manufacturing activity expanded for the tenth consecutive month in March, with the March PMI of 53.7 reflecting a slight increase compared to February. Similarly, service sector activity expanded at a slightly faster rate in March compared to February. Job growth was up slightly in March, with a total of 192,000 jobs added during the month. However, the March unemployment rate remained at 6.7%. A healthy increase in March retail sales offered evidence of an improving economy. Sales of existing homes were down slightly in March compared to February, while new single-family home sales were down 14.5% from February to March. However, March pending home sales were up 3.4% in March compared to February, marking the first gain in nine months. First quarter GDP growth fell short of expectations, as the U.S. economy increased at a modest 0.1% annual rate during the quarter (subsequently revised to contracting at a 2.9% annual rate).

Manufacturing and non-manufacturing activity both accelerated in April 2014, providing more evidence that the economy was regaining momentum. The April jobs report showed a healthy pick-up in hiring with 288,000 jobs added and the April unemployment rate declined to 6.3%, but most of the decline was due to fewer job seekers as more people elected to drop out of the labor force. In early-May 2014 testimony before Congress, Federal Reserve Chairwoman Janet Yellen stated that the economy was on track for solid growth in the current quarter; although, a slowdown in housing that became evident in late-2013 showed few signs of reviving. Existing home sales rose for the first time 2014 during April increasing 1.3% from March, but did not match the 6.4% increase in new home sales for April. April home prices rose 2.1% from March and were up 10.5% from a year ago. Manufacturing and service sector activity expanded at slightly higher rates in May compared to April. The U.S. economy added 217,000 jobs in May and the May unemployment rate remained at 6.3%. May existing home sales rose 4.9% compared to April, while new home sales jumped 18.6% from April to May. The pace of manufacturing and service activity eased slightly in June compared to May. June employment data showed payrolls increased by 288,000 and the June unemployment rate dropped to 6.1%. June retail sales showed an increase of 0.2% from May, which was the smallest increase since January 2014. Existing home sales were up 2.6% in June compared to May, while sales of new single-family homes declined 8.1% in June from May. Second quarter GDP increased at a 4.0% annual rate.

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The employment report for July 2014 showed job growth slowing more than expected, as 209,000 jobs were added in July and the unemployment rate for July edged up to 6.2%.

In terms of interest rates trends over the past few quarters, long-term, interest rates eased lower at the start of 2014, with the 10-year Treasury yield dipping below 3.0%. The weaker-than-expected jobs report for December furthered the downward trend in long-term Treasury yields heading into mid-January. The downward trend in long-term Treasury yields continued through the balance of January, as investors sought the safe haven of Treasury bonds amid turmoil in emerging markets and soft jobs data. The Federal Reserve concluded its late-January meeting by voting to scale back its bond buying program by another $10 billion. Lackluster economic data provided for a stable interest rate environment through most of February, which was followed by a slight decline in long-term Treasury yields in late-February as investors responded to a decline in February consumer confidence and a downward revision to fourth quarter GDP. Stronger-than-expected job growth reflected in the February employment report and an increase in February manufacturing activity translated into Treasury yields edging higher during first half of March. A lower reading for March consumer confidence provided for a slight dip in the 10-year Treasury yield in mid-March, which was followed by an up-tick in the 10-year Treasury yield at the conclusion of the Federal Reserve’s March meeting and announcement that the Federal Reserve decided to trim its bond buying program by another $10 billion to $55 billion in monthly bond purchases. Long-term Treasury yields stabilized in the closing weeks of the first quarter.

Treasury yields edged higher in early-April 2014, as employment data for March showed job growth accelerating, and then declined slightly going into mid-April. Interest rates stabilized through the balance of April, as inflation remained in check and economic data generally reflected a continuation of sluggish economic growth. The Federal Reserve trimmed its monthly bond purchase program by another $10 billion to a total of $45 billion in monthly bond purchases at the end of April. The 10-year Treasury yield dropped to six month lows in early- and mid-May, as investors moved into safe haven investments amid geopolitical fears, uncertainty over global economic growth and data indicating that the U.S. economy was growing at a tepid pace. Interest rates stabilized heading into late-May and then dipped lower at the end of May, with the yield on the 10-year Treasury falling below 2.5% following a downward revision to first quarter GDP growth. Some favorable economic data pushed long-term Treasury yields slightly higher during the first half of June. The mid-June meeting of the Federal Reserve concluded with the Federal Reserve announcing that it would reduce monthly bond purchases

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by another $10 billion to $35 billion per month and that it did not anticipate raising short-term rates until 2015. Following the Federal Reserve meeting, interest rates stabilized for the balance of June.

Better-than-expected job growth reflected in the June employment report contributed to long-term Treasury yields increasing slightly at the start of the third quarter of 2014. Treasury yields eased lower in mid-July, as investors moved to safer assets on news that a jet was shot down over eastern Ukraine. The 10-year Treasury yield stabilized around 2.50% through the end of July. The policy statement from the Federal Reserve’s end of July meeting indicated that the Federal Reserve would remain patient about raising interest rates and monthly bond purchases by the Federal Reserve would be scaled back by another $10 billion to $25 billion per month. As of August 1, 2014, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.13% and 2.52%, respectively, versus comparable year ago yields of 0.13% and 2.74%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in July 2014, GDP growth was projected to come in at 1.6% in 2014 and increase to 2.9% in 2015. The unemployment rate was forecasted to equal 5.9% in December 2014 and decline to 5.7% in June 2015. An average of 212,000 jobs were projected to be added per month during 2014. On average, the economists did not expect the Federal Reserve to begin raising its target rate until mid-2015 at the earliest and the 10-year Treasury yield would increase to 3.07% at the end of 2014. The surveyed economists also forecasted home prices would rise 5.1% in 2014 and housing starts were forecasted to continue to trend slightly higher in 2014.

Market Area Demographics

Key demographic indicators for the Company’s market area include population, number of households and household/per capita income levels. Trends in these key measures are summarized by the data presented in Table 2.1 from 2010 to 2014 and projected through 2019. Data for the nation as well as for Pennsylvania, New Jersey, and the Philadelphia MSA are included for comparative purposes. For 2014, the Company’s market area counties ranged in population from a low of 290,000 in Gloucester County, New Jersey to a high of 1.6 million in Philadelphia County, Pennsylvania. The population of Beneficial Bancorp’s eight-county market area totaled approximately 5.3 million as of 2014, versus a 6.0 million population for the entire Philadelphia MSA.

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All of the Company’s market area counties experienced growth in population from 2010 to 2014, with the exception of Camden County in New Jersey. Chester County and Philadelphia County experienced the strongest population growth, with an annual population growth rate of 0.6%. Comparatively, the weakest population growth was experienced by Camden County, which had a slight decline in population during the 2010 to 2014 period. The comparable population growth rates for the Philadelphia MSA, Pennsylvania and New Jersey were 0.3%, 0.2% and 0.3%, respectively, which all lagged the national population growth rate of 0.7%. Notably, three out of the five Pennsylvania market area counties recorded population growth rates above the statewide population growth rate, while the population growth rates for all three of the three of the New Jersey market area counties were below the statewide growth rate. Growth in households for the market area counties and the Philadelphia MSA paralleled population growth trends. All of the market area counties exhibited growth in households from 2010 to 2014, with the highest growth rates experienced by Philadelphia County and Chester County and the lowest growth rate experienced by Camden County. Population and household growth trends are generally projected to continue over the next five years through 2019.

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Table 2.1 Beneficial Bancorp, Inc. Summary Demographic Data
	Year			Growth Rate
	2010	2014	2019	2010-2014	2014-2019
				(%)	(%)
Population (000)
USA	308,746	317,199	328,309	0.7%	0.7%
Pennsylvania	12,702	12,791	12,899	0.2%	0.2%
Philadelphia-Camden-Wilmington MSA	5,965	6,049	6,151	0.3%	0.3%
Bucks County	625	627	630	0.1%	0.1%
Chester County	499	511	524	0.6%	0.5%
Delaware County	559	563	568	0.2%	0.2%
Montgomery County	800	813	828	0.4%	0.4%
Philadelphia County	1,526	1,561	1,597	0.6%	0.5%
New Jersey	8,792	8,906	9,052	0.3%	0.3%
Burlington County	449	452	458	0.2%	0.2%
Camden County	514	513	515	0.0%	0.1%
Gloucester County	288	290	293	0.2%	0.2%

Households (000)
USA	116,716	120,163	124,623	0.7%	0.7%
Pennsylvania	5,019	5,073	5,132	0.3%	0.2%
Philadelphia-Camden-Wilmington MSA	2,260	2,298	2,342	0.4%	0.4%
Bucks County	235	237	240	0.2%	0.2%
Chester County	183	187	192	0.6%	0.5%
Delaware County	209	210	212	0.2%	0.2%
Montgomery County	308	313	320	0.5%	0.4%
Philadelphia County	600	616	633	0.7%	0.5%
New Jersey	3,214	3,258	3,316	0.3%	0.3%
Burlington County	166	168	171	0.3%	0.3%
Camden County	191	191	192	0.1%	0.1%
Gloucester County	104	105	106	0.2%	0.2%

Median Household Income ($)
USA	NA	51,579	53,943	NA	0.9%
Pennsylvania	NA	51,961	56,061	NA	1.5%
Philadelphia-Camden-Wilmington MSA	NA	60,770	64,139	NA	1.1%
Bucks County	NA	72,932	75,871	NA	0.8%
Chester County	NA	80,383	82,071	NA	0.4%
Delaware County	NA	61,896	64,601	NA	0.9%
Montgomery County	NA	78,454	84,077	NA	1.4%
Philadelphia County	NA	35,735	38,260	NA	1.4%
New Jersey	NA	69,176	71,683	NA	0.7%
Burlington County	NA	74,593	78,090	NA	0.9%
Camden County	NA	60,483	63,074	NA	0.8%
Gloucester County	NA	77,160	86,717	NA	2.4%

Per Capita Income ($)
USA	NA	27,721	29,220	NA	1.1%
Pennsylvania	NA	28,699	31,110	NA	1.6%
Philadelphia-Camden-Wilmington MSA	NA	32,127	34,275	NA	1.3%
Bucks County	NA	36,576	38,538	NA	1.1%
Chester County	NA	40,831	41,727	NA	0.4%
Delaware County	NA	33,481	35,160	NA	1.0%
Montgomery County	NA	41,062	44,104	NA	1.4%
Philadelphia County	NA	21,411	23,054	NA	1.5%
New Jersey	NA	35,137	36,654	NA	0.8%
Burlington County	NA	36,317	38,206	NA	1.0%
Camden County	NA	28,992	30,574	NA	1.1%
Gloucester County	NA	34,680	39,436	NA	2.6%

2014 HH Income Dist. (%)	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+
USA	24.4	24.4	29.8	21.3
Pennsylvania	24.0	24.5	30.9	20.6
Philadelphia-Camden-Wilmington MSA	21.5	21.2	29.5	27.8
Bucks County	13.7	19.3	32.5	34.4
Chester County	12.5	17.7	30.6	39.3
Delaware County	18.7	23.1	29.7	28.5
Montgomery County	13.3	17.8	31.1	37.8
Philadelphia County	37.8	25.1	24.6	12.6
New Jersey	18.1	19.3	29.4	33.2
Burlington County	12.6	19.7	32.7	35.1
Camden County	21.5	21.2	30.9	26.4
Gloucester County	13.8	17.8	31.9	36.5

Source: SNL Financial

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Income measures show that the Company’s eight county market area, as well as the Philadelphia MSA, is a relatively affluent market, as six of the eight counties reported income measures that exceeded the comparable state measures, and all of the market counties, except Philadelphia County, Pennsylvania, reported measures above the national measures for median household income and per capita income. The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs. Additionally, much of the growth in white collar jobs in the Philadelphia MSA has been occurring in suburban markets.

Household and per capita income for the seven county market area are projected to increase over the next five years, which is consistent with the projected income measures for the U.S., Pennsylvania, New Jersey, and the Philadelphia MSA. The affluence of the Company’s market is further evidenced by a comparison of household income distribution measures, as almost all of the market area counties (except Philadelphia County, PA and Camden County, NJ) maintain a lower percentage of households with income of less than $25,000 and a higher percentage of households with income over $100,000 relative to the U.S., Pennsylvania, and New Jersey. Household income distribution measures for Camden County, New Jersey were fairly consistent with the New Jersey measures. The relatively low income measures for Philadelphia County are typical of large urban markets, which tend to have higher concentrations of low income households compared to the more suburban markets.

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Local Economy

Real Estate Market

According to the National Association of Realtors, which tracks real estate trends in the Company’s market area, the median price of a single-family home in the Greater Philadelphia metro area was $201,800 during the first quarter of 2014, representing an increase of 2.1% from the first quarter of 2013. The median condominium price dropped slightly to $171,000 in the first quarter of 2014, representing a 1.4% increase from the first quarter of 2013.

RealtyTrac foreclosure data showed that May 2014 foreclosure activity for the Philadelphia MSA was 10% lower than May 2013, but 7% higher compared to April 2014. As of May 2014, the Philadelphia MSA reported a foreclosure rate of 0.14%, which represents one in every 699 housing units with a foreclosure filing. Comparatively, the nationwide foreclosure rate for May 2014 was of 0.08% or one in every 1,199 housing units.

Employment

The economy of the Company’s market area is relatively diverse and has several significant components. Employment data, shown in Table 2.2, indicates that education and health services constitute the most prominent sector of the economy of the Greater Philadelphia metro area. The other major components of the Greater Philadelphia economy are transportation, trade and utilities, followed by professional & business services and government. Growth sectors of the local economy included the life science and healthcare industries, whose expansion has been fostered by the presence of major research universities and a highly educated technically proficient workforce. Similarly, those same factors have contributed to growth in the information technology and communication industries. The market area’s core industries, with emphasis on those which are perceived to be supporting future growth, are described below.

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Table 2.2

Beneficial Bancorp, Inc.

Employment by Sector

Source: Select Greater Philadelphia 2013

Financial Services. The financial services sector has historically been and remains an important element of the Philadelphia metropolitan area economy. Bank of America Corp., the Vanguard Group, and Wells Fargo are some of the largest employers in the Greater Philadelphia region, with over 27,000 employees, combined. Moreover, there are numerous other major financial services employers based within the Philadelphia MSA, which have a significant impact on the local economy.

Bio-technology and Pharmaceutical Industries. The Philadelphia metropolitan area is one of the leading regions of the world for biotech and pharmaceutical research and development. Some of the world’s largest pharmaceutical companies maintain a presence in the Philadelphia metropolitan area, including market leaders such as GlaxoSmithKline, Merck, Pfizer, and Aventis.

Healthcare. Many of the same factors leading to the growth of the bio-tech and pharmaceuticals industries, as well as the 198 hospital facilities, six medical schools, and four National Cancer Institute designated cancer centers have also made the market area a center

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II.11

for healthcare. In this regard, there are a variety of primary and secondary health care facilities in the market area, with Jefferson Health System and the University of Pennsylvania Health System among the largest.

Science and Technology. The advanced manufacturing industry in Greater Philadelphia is among the largest in employment among the major metro areas, with an employment base of more than 65,000. The Greater Philadelphia region ranks in the top 10 U.S. metro areas in the number of engineering degrees earned and in the top 15 in the concentration of workers employed in information technology occupations. Furthermore, the area’s high concentration of major science, technology and other large businesses that utilize technology (e.g., Lockheed Martin, Boeing, Siemens, SAP AG, Comcast, the U.S. Navy and others) has created numerous spin-off business opportunities, supports cluster development and act as magnets for other companies to locate to the market area.

Table 2.3 lists the largest employers in the Greater Philadelphia region by number of employees.

RP® Financial, LC.	MARKET AREA
II.12

Table 2.3

Beneficial Bancorp, Inc.

Largest Employers in the Greater Philadelphia Region

Company	Industry	County	Employees
Jefferson Health System	Healthcare and Social Assistance	Philadelphia	19,100
University of Pennsylvania	Educational Services	Philadelphia	16,160
University of Pennsylvania Health System	Healthcare and Social Assistance	Philadelphia	14,941
Merck & Company, Inc.	Pharmaceutical Manufacturing	Montgomery	12,000
Wal-Mart	Retail Trade - Discount Department Store	Multiple	11,445
Catholic Health East	Healthcare and Social Assistance	Multiple	11,339
UPS	Air Freight Service	Philadelphia	10,261
Comcast Corporation (includes Spectacor)	Information - Cable Television Programming	Philadelphia	10,200
Main Line Health	Healthcare Services	Montgomery	10,100
Aramark Corp.	Administrative and Support Services	Philadelphia	10,026
Bank of America Corp.	Finance and Insurance	Multiple	10,000
Christiana Care Health System	Healthcare and Social Assistance	New Castle	10,000
Supervalu Inc. (Acme)	Retail Trade	Multiple	10,000
Children’s Hospital of Philadelphia (CHOP)	Healthcare and Social Assistance	Philadelphia	9,800
EI Du Pont de Nemours & Co	Manufacturing	New Castle	9,500
Vanguard Group	Mutual Fund Manager	Chester	9,210
Verizon Communications Inc.	Information - Telecommunications	Multiple	9,054
Lockheed Martin Corporation	Manufacturing - Aerospace	Multiple	9,000
Virtua Health	Healthcare and Social Assistance	Multiple	8,900
Wells Fargo	Finance and Insurance	Multiple	8,870
SEPTA	Transportation and Warehousing	Philadelphia	8,800
Wawa, Inc.	Retail Trade - Convenience Store	Delaware	8,333
Temple University	Educational Services	Philadelphia	7,804
Siemens Medical Solutions USA, Inc.	Manufacturing	New Castle & Montgomery	7,546
Temple University Health System	Healthcare and Social Assistance	Philadelphia	7,500

Source: Select Greater Philadelphia, as of 2012

Unemployment Trends

Comparative unemployment rates for the primary market area counties, as well as for the U.S., Pennsylvania, New Jersey, and the Philadelphia MSA, are shown in Table 2.4. The Philadelphia MSA unemployment rate of 6.1% for May 2014 was slightly above the Pennsylvania unemployment rate of 5.7% and below the respective U.S. and New Jersey unemployment rates of 6.3% and 6.7%. May 2014 unemployment rates for the market area counties ranged from a low of 4.4% in Chester County to a high of 7.7% in Philadelphia County. All of the Pennsylvania market area counties, except for Delaware County and Philadelphia County, reported May 2014 unemployment rates that were lower than the comparable state and U.S. unemployment rates. May 2014 unemployment rates for the New Jersey market area counties showed Burlington County’s unemployment rate was lower than the New Jersey unemployment rate, while Camden and Gloucester Counties reported unemployment rates above the state level. Consistent with national and statewide trends, May 2014 unemployment rates for all of the market area counties as well as the Philadelphia MSA were lower compared to a year ago.

RP® Financial, LC.	MARKET AREA
II.13

Table 2.4

Beneficial Bancorp, Inc.

Unemployment Trends

	May 2013	May 2014
Region	Unemployment	Unemployment
USA	7.6%	6.3%
Pennsylvania	7.4%	5.7%
Philadelphia-Camden-Wilmington MSA	8.1%	6.1%
Bucks County	7.1%	5.2%
Chester County	6.0%	4.4%
Delaware County	7.8%	5.8%
Montgomery County	6.5%	4.9%
Philadelphia County	10.1%	7.7%
New Jersey	8.7%	6.7%
Burlington County	8.5%	6.4%
Camden County	9.6%	7.4%
Gloucester County	8.9%	6.9%

Source: U.S. Bureau of Labor Statistics.

RP® Financial, LC.	MARKET AREA
II.14

Market Area Deposit Characteristics and Competition

The Company’s retail deposit base is closely tied to the economic fortunes of the market area counties and, in particular, the areas that are nearby to one of Beneficial Bank’s branches. Table 2.5 displays deposit market trends from June 30, 2009 through June 30, 2013 for the Company’s market area counties, as well for Pennsylvania and New Jersey. In Burlington County, New Jersey, where the Company maintains its largest branch presence and highest deposit market share, the Company’s $1.3 billion of deposits at June 30, 2013 represented a 14.2% market share of bank and thrift deposits. The Company’s next largest branch presence is in Philadelphia County, where the Company’s $1.2 billion of deposits at June 30, 2013 represented a 2.7% market share of bank and thrift deposits. Of the remaining six market area counties, the highest market share maintained by the Company was in Delaware County. The Company’s $426.8 million of deposits maintained in Delaware County represented a 3.7% market share of total bank and thrift deposits. The Company’s lowest deposit market share was in Chester County, with a deposit market share of 0.5%. The Company’s market area is dominated by commercial banks, which hold more than a 70% deposit market share in each market area county. Four year deposit growth rates for the market area counties ranged from an annual increase of 3.4% in Bucks County to an annual decrease of 11.0% in Montgomery County. The Company recorded deposit growth in all market area counties over the four year period shown, while savings institutions in general experienced a decline in deposits in most of the market area counties.

The Philadelphia MSA today is a major center for financial services, and Beneficial Bancorp competes with a number of very large financial institutions that are either headquartered or maintain a significant presence in southeastern Pennsylvania. Some of the larger commercial banks which maintain a significant presence in the Company’s market include Capital One, Wells Fargo, PNC Financial, Toronto-Dominion, HSBC and Bank of America. Overall, the magnitude of the competition that Beneficial Bancorp faces is apparent, with more than 1,800 financial institution branches operating in the Philadelphia MSA (excluding credit unions). Securities firms, credit unions and mutual funds also represent major sources of competition for deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Beneficial Bancorp.

RP® Financial, LC.	MARKET AREA
II.15

Table 2.5

Beneficial Bancorp, Inc.

Deposit Summary

	As of June 30,
	2009			2013			Deposit Growth Rate 2009-2013
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches
	(Dollars in Thousands)						(%)
Pennsylvania	$294,781,940	100.0%	4,789	$315,329,062	100.0%	4,584	1.7%
Commercial Banks	227,074,883	77.0%	3,545	258,422,945	82.0%	3,614	3.3%
Savings Institutions	67,707,057	23.0%	1,244	56,906,117	18.0%	970	-4.3%

Bucks County	$13,772,560	100.0%	265	$15,742,648	100.0%	253	3.4%
Commercial Banks	9,078,966	65.9%	181	11,500,070	73.1%	175	6.1%
Savings Institutions	4,693,594	34.1%	84	4,242,578	26.9%	78	-2.5%
Beneficial Bancorp	120,549	0.9%	4	156,471	1.0%	4	6.7%

Chester County	$10,398,273	100.0%	208	$11,028,160	100.0%	189	1.5%
Commercial Banks	7,686,589	73.9%	155	9,017,345	81.8%	152	4.1%
Savings Institutions	2,711,684	26.1%	53	2,010,815	18.2%	37	-7.2%
Beneficial Bancorp	36,888	0.4%	1	54,139	0.5%	2	10.1%

Delaware County	$10,639,039	100.0%	178	$11,585,836	100.0%	174	2.2%
Commercial Banks	6,540,105	61.5%	100	8,444,084	72.9%	118	6.6%
Savings Institutions	4,098,934	38.5%	78	3,141,752	27.1%	56	-6.4%
Beneficial Bancorp	386,441	3.6%	7	426,839	3.7%	7	2.5%

Montgomery County	$38,752,978	100.0%	379	$24,285,211	100.0%	343	-11.0%
Commercial Banks	31,416,160	81.1%	247	17,837,515	73.5%	254	-13.2%
Savings Institutions	7,336,818	18.9%	132	6,447,696	26.5%	89	-3.2%
Beneficial Bancorp	366,956	0.9%	9	436,338	1.8%	8	4.4%

Philadelphia County	$48,296,875	100.0%	340	$45,353,586	100.0%	319	-1.6%
Commercial Banks	31,624,335	65.5%	193	33,452,959	73.8%	203	1.4%
Savings Institutions	16,672,540	34.5%	147	11,900,627	26.2%	116	-8.1%
Beneficial Bancorp	978,538	2.0%	17	1,209,806	2.7%	14	5.4%

New Jersey	$250,063,999	84.8%	3,348	$276,313,267	87.6%	3,241	2.5%
Commercial Banks	169,528,472	57.5%	2,458	207,913,800	65.9%	2,477	5.2%
Savings Institutions	80,535,527	27.3%	890	68,399,467	21.7%	764	-4.0%

Burlington County, NJ	$8,221,128	100.0%	145	$8,832,921	100.0%	127	1.8%
Commercial Banks	6,004,075	73.0%	90	6,281,967	71.1%	79	1.1%
Savings Institutions	2,217,053	27.0%	55	2,550,954	28.9%	48	3.6%
Beneficial Bancorp	1,105,278	13.4%	27	1,252,535	14.2%	19	3.2%

Camden County, NJ	$9,398,136	100.0%	131	$9,056,353	100.0%	123	-0.9%
Commercial Banks	7,846,927	83.5%	107	7,363,291	81.3%	100	-1.6%
Savings Institutions	1,551,209	16.5%	24	1,693,062	18.7%	23	2.2%
Beneficial Bancorp	79,095	0.8%	3	179,297	2.0%	5	22.7%

Gloucester County, NJ	$4,568,213	100.0%	85	$4,940,262	100.0%	79	2.0%
Commercial Banks	3,653,783	80.0%	64	3,996,229	80.9%	62	2.3%
Savings Institutions	914,430	20.0%	21	944,033	19.1%	17	0.8%
Beneficial Bancorp	0	0.0%	0	61,929	1.3%	1	NA

Source: FDIC.

RP® Financial, LC.	MARKET AREA
II.16

With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies and independent mortgage brokers for mortgage loan market share. Table 2.6 below lists the Company’s largest competitors in the Philadelphia MSA, based on deposit market share as noted parenthetically. The table shows that the Company has the 11th highest deposit market share in the Philadelphia MSA, based on deposit data as of June 30, 2013.

Table 2.6

Beneficial Bancorp, Inc.

Market Area Deposit Competitors

Location	Name	Market Share	Rank
Philadelphia MSA	Capital One Financial Corp.	27.30%
	Toronto-Dominion Bank	25.59%
	Wells Fargo & Co.	8.64%
	HSBC	6.83%
	PNC Financial Services Group	5.34%
	Royal Bank of Scotland Group	5.31%
	Bank of America Corp.	2.44%
	M&T Bank Corp.	1.68%
	Banco Santander	1.28%
	Citigroup Inc.	1.25%
	Beneficial Bancorp	1.18%	11 out of 106

Source: SNL Financial LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Beneficial Bancorp’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Beneficial Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Beneficial Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on the NYSE or NASDAQ, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks are typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 126 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Beneficial Bancorp will be a full public

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Beneficial Bancorp. In the selection process, we applied three “screens” to the universe of all public companies that were eligible for consideration:

•	Screen #1 Mid-Atlantic institutions with assets between $2.25 billion and $10.0 billion, tangible equity-to-assets ratios of greater than 7.5%, positive core earnings and market capitalizations of at least $275 million. Eight companies met the criteria for Screen #1 and all eight were included in the Peer Group: Dime Community Bancshares of New York, Northfield Bancorp, Inc. of New Jersey, Northwest Bancshares, Inc. of Pennsylvania, OceanFirst Financial Corp. of New Jersey, Oritani Financial Corp. of New Jersey, Provident Financial Services, Inc. of New Jersey, TrustCo Bank Corp. of New York and WSFS Financial Corp. of Delaware. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

•	Screen #2 Northeast institutions with assets between $2.25 billion and $10.0 billion, tangible equity-to-assets ratios of greater than 7.5%, positive core earnings and market capitalizations of at least $500 million. Two companies met the criteria for Screen #2 and one was included in the Peer Group: United Financial Bancorp, Inc. of Connecticut. Meridian Bancorp of Massachusetts met the selection criteria, but was excluded from the Peer Group due to its recent conversion status (conversion completed July 2014). Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Northeast thrifts.

•	Screen #3 Mid-West institutions with assets between $2.25 billion and $10.0 billion, tangible equity-to-assets ratios of greater than 7.5%, positive core earnings and market capitalizations of at least $275 million. Three companies company met the criteria for Screen #2 and two were included in the Peer Group: Bank Mutual Corporation of Wisconsin and Capitol Federal Financial, Inc. of Kansas. Flagstar Bancorp Inc. of Michigan met the selection criteria, but was excluded from the Peer Group due to its very high level of non-performing assets. As of June 30, 2014, Flagstar Bancorp’s held non-performing assets equal to 16.17% of assets. Exhibit III-4 provides financial and public market pricing characteristics of all publicly-traded Mid-West thrifts.

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-5 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Beneficial Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Beneficial Bancorp’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. Comparative data for all publicly-traded thrifts, publicly-traded Pennsylvania thrifts and institutions comparable to Beneficial Bancorp that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

Table 3.1 Peer Group of Publicly-Traded Thrifts As of June 30, 2014
									As of August 1, 2014
Ticker	Financial Institution	Exchange	City	State	Total Assets	Offices	Fiscal Year End	Conv. Date	Stock Price	Market Value
					($Mil)				($)	($Mil)
BKMU	Bank Mutual Corporation	NASDAQ	Brown Deer	WI	2,338	77	Dec	10/30/2003	6.04	281.22
CFFN	Capitol Federal Financial, Inc.	NASDAQ	Topeka	KS	9,031	47	Sep	12/22/2010	11.82	1,678.87
DCOM	Dime Community Bancshares, Inc.	NASDAQ	Brooklyn	NY	4,302	25	Dec	6/26/1996	15.01	553.25
NFBK	Northfield Bancorp, Inc.	NASDAQ	Woodbridge	NJ	2,690	30	Dec	1/25/2013	12.78	677.84
NWBI	Northwest Bancshares, Inc.	NASDAQ	Warren	PA	7,902	167	Dec	12/18/2009	12.30	1,167.88
OCFC	OceanFirst Financial Corp.	NASDAQ	Toms River	NJ	2,329	24	Dec	7/3/1996	16.17	277.23
ORIT	Oritani Financial Corp.	NASDAQ	Township of Washington	NJ	3,140	26	Jun	6/24/2010	14.76	671.57
PFS	Provident Financial Services, Inc.	NYSE	Jersey City	NJ	8,449	89	Dec	1/16/2003	16.57	1,075.20
TRST	TrustCo Bank Corp NY	NASDAQ	Glenville	NY	4,589	140	Dec	NA	6.57	621.95
UBNK	United Financial Bancorp, Inc.	NASDAQ	Glastonbury	CT	5,159	60	Dec	3/4/2011	12.59	662.93
WSFS	WSFS Financial Corporation	NASDAQ	Wilmington	DE	4,613	43	Dec	11/26/1986	70.33	627.62

Source: SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Beneficial Bancorp’s characteristics is detailed below.

•	Bank Mutual Corporation of Wisconsin. Comparable due to completed second-step conversion in 2003, similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, similar concentration of assets consisting of mortgage-backed securities and 1-4 family permanent mortgage loans, similar lending diversification into commercial real estate loans as a percent of assets and similar ratio of non-performing assets as a percent of assets.

•	Capitol Federal Financial, Inc. of Kansas. Comparable due to completed second-step conversion in 2010, relatively high equity-to-assets ratio and similar concentration of investments as a percent of assets.

•	Dime Community Bancshares of New York. Comparable due to similar asset size, competes in a large metropolitan market area, similar lending diversification into commercial real estate loans as a percent of assets and similar ratio of non-performing assets as a percent of assets.

•	Northfield Bancorp, Inc. of New Jersey. Comparable due to completed second-step conversion in January 2013, competes in a large metropolitan market area, relatively high equity-to-assets ratio, similar concentrations of investments and loans comprise interest-earning assets, similar net interest income to average assets ratio, similar impact of loan loss provisions on earnings, similar concentration of assets consisting of mortgage-backed securities and similar lending diversification into commercial real estate loans as a percent of assets.

•	Northwest Bancshares, Inc. of Pennsylvania. Comparable due to completed second-step conversion in December 2009, similar interest-bearing funding composition, similar ratio of operating expenses as a percent of average assets and similar lending diversification into commercial real estate loans as a percent of assets.

•	OceanFirst Financial Corp. of New Jersey. Comparable due to similar concentration of deposits funding assets, similar impact of loan loss provisions on earnings and similar ratio of operating expenses as a percent of average assets.

•	Oritani Financial Corp. of New Jersey. Comparable due to completed second-step conversion in June 2010, competes in a large metropolitan market area, relatively high equity-to-assets ratio and similar ratio of non-performing assets as a percent of assets.

•	Provident Financial Services of New Jersey. Comparable due to competes in a large metropolitan market area, similar impact of loan loss provisions on earnings and similar earnings contribution from sources of non-interest operating income.

•	TrustCo Bancorp of New York. Comparable due to similar asset size, similar impact of loan loss provisions on earnings, similar earnings contribution from sources of non-interest operating income and similar ratio of non-performing assets as a percent of assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

•	United Financial Bancorp, Inc. of Connecticut. Comparable due to similar asset size, similar size of branch network, similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, similar ratio of operating expenses as a percent of average assets, similar lending diversification into commercial real estate loans as a percent of assets and similar ratio of non-performing assets as a percent of assets.

•	WSFS Financial Corp. of Delaware. Selected due to similar asset size, competes in a large metropolitan market area, similar impact of loan loss provisions on earnings, similar concentration of 1-4 family loans as a percent of assets and similar ratio of non-performing assets as a percent of assets.

In aggregate, the Peer Group companies maintained a similar level of tangible equity as the industry average (12.23% of assets versus 12.84% for all public companies), generated higher earnings as a percent of average assets (0.89% core ROAA versus 0.56% for all public companies) and earned a higher ROE (7.31% core ROE versus 4.53% for all public companies). Overall, the Peer Group’s average P/TB ratio and average core P/E multiple were above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,864		$4,958
Market capitalization ($Mil)	$397		$754
Tangible equity/assets (%)	12.84%		12.23%
Core return on average assets (%)	0.56		0.89
Core return on average equity (%)	4.53		7.31

Pricing Ratios (Averages)(1)
Core price/earnings (x)	17.39	x	18.48	x
Price/tangible book (%)	116.65%		129.54%
Price/assets (%)	13.13		15.41

(1)	Based on market prices as of August 1, 2014.

Ideally, the Peer Group companies would be comparable to Beneficial Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Beneficial Bancorp, as will be highlighted in the following comparative analysis. Comparative data for all publicly-traded thrifts, publicly-traded Pennsylvania thrifts and institutions comparable to Beneficial Bancorp have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

Financial Condition

Table 3.2 shows comparative balance sheet measures for Beneficial Bancorp and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company’s and the Peer Group’s ratios reflect balances as of June 30, 2014, unless indicated otherwise for the Peer Group companies. Beneficial Bancorp’s equity-to-assets ratio of 13.84% approximated the Peer Group’s average net worth ratio of 13.35%. Accordingly, with the infusion of the net conversion proceeds, the Company’s pro forma equity-to-assets ratio will substantially exceed the Peer Group’s equity-to-assets ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 10.93% and 12.23%, respectively. The increase in Beneficial Bancorp’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will initially depress return on equity. Both Beneficial Bancorp’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Beneficial Bancorp and the Peer Group. The Company’s loans-to-assets ratio of 52.35% was lower than the comparable Peer Group ratio of 70.77%. Comparatively, the Company’s cash and investments-to-assets ratio of 39.64% was above the comparable Peer Group ratio of 23.39%. Overall, Beneficial Bancorp’s interest-earning assets amounted to 91.99% of assets, which was less than the comparable Peer Group ratio of 94.16%. The Peer Group’s non-interest earning assets included bank-owned life insurance (“BOLI”) equal to 2.01% of assets and goodwill/intangibles equal to 1.12% of assets, while the Company maintained BOLI equal to 0.95% of assets and goodwill/intangibles equal to 2.92% of assets.

Beneficial Bancorp’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Company’s deposits equaled 79.21% of assets, which was above the Peer Group’s ratio of 67.27%. Comparatively, the Company maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 5.65% and 18.10% for Beneficial Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 84.86% and 85.37%, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

Table 3.2 Balance Sheet Composition and Growth Rates Comparable Institution Analysis As of June 30, 2014

			Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates
			Cash & Equiv- alents	MBS & Invest	BOLI	Net Loans (1)	Dep- osits	Borr- owed Funds	Sub. Debt	Total Equity	Good- will & Intang	Tan- gible Equity	Assets	MBS, Cash & Invest- ments	Loans	Dep- osits	Borrows. & Subdebt	Total Equity	Tan- gible Equity
Beneficial Bancorp, Inc.		PA
June 30, 2014			5.74%	33.90%	0.95%	52.35%	79.21%	5.08%	0.57%	13.84%	2.92%	10.93%	-5.87%	-12.83%	-0.42%	-6.21%	-9.07%	-1.40%	-1.39%

All Public Companies
Averages			5.19%	19.70%	1.84%	67.99%	73.69%	11.34%	0.40%	13.36%	0.67%	12.42%	7.83%	0.93%	12.58%	6.95%	15.22%	10.70%	7.65%
Medians			3.85%	16.63%	1.85%	70.14%	74.72%	9.79%	0.00%	12.75%	0.01%	11.11%	4.64%	-2.52%	9.26%	2.28%	3.65%	2.69%	1.99%

State of PA
Averages			4.90%	28.75%	1.82%	57.67%	69.98%	14.29%	0.37%	14.25%	0.67%	13.81%	1.38%	-6.15%	5.06%	-0.86%	6.85%	8.98%	7.70%
Medians			3.70%	27.29%	1.68%	66.46%	73.19%	12.69%	0.00%	13.42%	0.00%	12.23%	0.77%	-10.28%	3.72%	-0.70%	0.00%	-0.76%	-1.04%

Comparable Recent Conversions(2)
EBSB	Meridian Bancorp, Inc.	MA	3.22%	7.94%	1.40%	84.55%	83.84%	6.04%	0.00%	9.29%	0.51%	8.78%	17.70%	-18.67%	25.93%	20.54%	0.40%	6.52%	6.93%

Comparable Group
Averages			3.61%	19.78%	2.01%	70.77%	67.27%	17.58%	0.52%	13.35%	1.12%	12.23%	16.12%	5.45%	21.04%	15.76%	22.62%	13.28%	8.69%
Medians			1.60%	19.63%	2.12%	69.19%	69.09%	16.79%	0.00%	12.65%	0.62%	10.22%	3.28%	-8.82%	9.26%	1.74%	16.05%	4.36%	4.42%

Comparable Group
BKMU	Bank Mutual Corporation	WI	1.60%	23.54%	2.57%	66.70%	73.41%	11.52%	0.00%	12.39%	0.01%	12.38%	-0.80%	-18.53%	9.26%	-4.54%	29.80%	4.36%	4.42%
CFFN	Capitol Federal Financial, Inc.	KS	0.98%	28.87%	0.67%	67.90%	51.54%	30.88%	0.00%	16.60%	0.00%	16.60%	-2.26%	-17.12%	5.86%	0.57%	-3.90%	-7.73%	-7.73%
DCOM	Dime Community Bancshares, Inc.	NY	1.34%	2.29%	NA	91.95%	61.68%	23.67%	1.64%	10.43%	1.29%	9.13%	8.87%	-8.82%	10.28%	1.74%	34.73%	9.69%	11.22%
NFBK	Northfield Bancorp, Inc.	NJ	1.33%	32.97%	4.72%	57.54%	55.06%	19.86%	0.00%	24.12%	0.62%	23.50%	-0.01%	-22.17%	18.46%	-3.46%	29.59%	-9.83%	-10.01%
NWBI	Northwest Bancshares, Inc.	PA	4.88%	14.37%	1.80%	73.58%	73.07%	11.00%	1.30%	13.57%	2.27%	11.30%	-0.77%	-14.41%	3.48%	-0.16%	1.25%	-4.94%	-6.11%
OCFC	OceanFirst Financial Corp.	NJ	1.88%	22.80%	2.37%	70.12%	73.22%	15.77%	1.18%	9.27%	0.00%	9.27%	1.02%	-15.65%	8.26%	0.10%	7.31%	-0.20%	-0.20%
ORIT	Oritani Financial Corp.	NJ	0.60%	14.83%	2.17%	79.74%	50.35%	30.81%	0.00%	16.76%	0.00%	16.76%	10.89%	16.76%	10.02%	11.36%	16.05%	1.46%	1.46%
PFS	Provident Financial Services, Inc.	NJ	1.57%	19.91%	2.07%	69.19%	69.09%	16.79%	0.00%	13.27%	4.80%	8.47%	16.16%	9.70%	18.55%	11.22%	46.40%	13.66%	5.05%
TRST	TrustCo Bank Corp NY	NY	13.54%	19.63%	0.00%	64.48%	87.06%	3.96%	0.00%	8.39%	0.01%	8.38%	3.28%	-5.82%	9.00%	2.63%	2.94%	10.44%	10.46%
UBNK	United Financial Bancorp, Inc.	CT	1.73%	19.35%	2.34%	71.61%	77.10%	9.22%	0.15%	12.65%	2.43%	10.22%	136.33%	139.51%	130.45%	150.65%	77.70%	119.75%	78.22%
WSFS	WSFS Financial Corporation	DE	10.30%	19.06%	1.38%	65.65%	68.36%	19.90%	1.45%	9.36%	0.83%	8.53%	4.64%	-3.47%	7.82%	3.24%	6.95%	9.37%	8.80%

		Regulatory Capital
		Tier 1 Leverage	Tier 1 Risk- Based	Risk- Based Capital
Beneficial Bancorp, Inc.
June 30, 2014		10.76%	20.97%	22.24%
All Public Companies
Averages		11.99%	20.25%	21.61%
Medians		11.22%	17.40%	18.88%
State of PA
Averages		14.58%	27.22%	28.37%
Medians		12.65%	21.10%	22.35%
Comparable Recent Conversions(2)
EBSB	Meridian Bancorp, Inc.	8.24%	9.05%	10.23%
Comparable Group
Averages		11.67%	17.11%	18.12%
Medians		10.85%	16.29%	17.55%
Comparable Group
BKMU	Bank Mutual Corporation	11.22%	16.88%	18.13%
CFFN	Capitol Federal Financial, Inc.	14.40%	33.50%	33.70%
DCOM	Dime Community Bancshares, Inc.	9.20%	12.23%	12.85%
NFBK	Northfield Bancorp, Inc.	18.74%	24.91%	26.16%
NWBI	Northwest Bancshares, Inc.	10.85%	16.29%	17.55%
OCFC	OceanFirst Financial Corp.	9.45%	14.22%	15.47%
ORIT	Oritani Financial Corp.	14.34%	16.63%	17.79%
PFS	Provident Financial Services, Inc.	9.38%	10.78%	11.85%
TRST	TrustCo Bank Corp NY	8.21%	16.57%	17.83%
UBNK	United Financial Bancorp, Inc.	11.77%	12.70%	13.31%
WSFS	WSFS Financial Corporation	10.82%	13.53%	14.68%

(1)	Includes loans held for sale.
(2)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company’s IEA/IBL ratio is slightly lower than the Peer Group’s ratio, based on IEA/IBL ratios of 108.40% and 110.30%, respectively. The additional capital realized from stock proceeds should serve to provide Beneficial Bancorp with an IEA/IBL ratio that exceeds the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Beneficial Bancorp’s and the Peer Group’s growth rates are based on annual growth for the twelve months ended June 30, 2014 or the most recent twelve month period available for the Peer Group companies. The Peer Group’s balance sheet growth rates were impacted by acquisition related growth involving the merger of United Financial Bancorp and Rockville Financial. Beneficial Bancorp recorded a 5.87% decrease in assets, versus asset growth of 16.12% recorded by the Peer Group. Asset shrinkage for Beneficial Bancorp included a 12.83% decrease in cash and investments and a 0.42% decrease in loans. Asset growth for the Peer Group was sustained by a 21.04% increase in loans and was supplemented by a 5.45% increase in cash and investments.

The Company’s asset shrinkage funded a 6.21% reduction in deposits, as a result of the run-off of higher cost non-relationship based municipal deposits, and a 9.07% reduction in borrowings. Comparatively, asset growth for the Peer Group was funded through deposit growth of 15.76% and a 22.62% increase in borrowings. The Company’s tangible capital decreased by 1.39%, as stock repurchases more than offset retention of earnings and a decrease in the accumulated other comprehensive loss. Comparatively, the Peer Group’s tangible capital growth rate was 8.69%. The Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Additional stock repurchases and implementation of any dividend payments, pursuant to regulatory limitations and guidelines, could also slow the Company’s capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company’s and the Peer Group’s ratios are based on earnings for the twelve months ended June 30, 2014, unless otherwise indicated for the Peer Group companies. Beneficial Bancorp and the Peer Group reported net income to average assets ratios of 0.29% and 0.84%, respectively. Higher levels of net interest income and non-interest operating income and a lower level of operating expenses accounted for the Peer Group’s higher return.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2014

			Net Interest Income					Non-Interest Income
						Loss	NII	Gain	Other	Total
		Net				Provis.	After	on Sale of	Non-Int	Non-Int
		Income	Income	Expense	NII	on IEA	Provis.	Loans	Income	Expense
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Beneficial Bancorp, Inc.	PA
June 30, 2014		0.29%	3.12%	0.52%	2.60%	0.10%	2.50%	0.01%	0.48%	2.63%

All Public Companies
Averages		0.56%	3.64%	0.65%	3.00%	0.12%	2.55%	0.26%	0.57%	2.99%
Medians		0.58%	3.61%	0.64%	3.04%	0.08%	2.89%	0.04%	0.47%	2.81%
State of PA
Averages		0.11%	3.36%	0.72%	2.64%	0.26%	2.13%	0.14%	0.33%	2.47%
Medians		0.38%	3.47%	0.70%	2.68%	0.14%	2.54%	0.00%	0.24%	2.45%

Comparable Recent Conversions(2)
EBSB Meridian Bancorp, Inc.	PA	0.62%	3.81%	0.81%	3.00%	0.26%	2.74%	0.02%	0.37%	2.58%

Comparable Group
Averages		0.84%	3.61%	0.65%	2.97%	0.09%	2.88%	0.03%	0.59%	2.13%
Medians		0.82%	3.46%	0.50%	3.08%	0.07%	2.95%	0.01%	0.53%	2.04%

Comparable Group
BKMU Bank Mutual Corporation	WI	0.51%	3.39%	0.46%	2.94%	0.10%	2.84%	0.09%	0.86%	2.96%
CFFN Capitol Federal Financial, Inc.	KS	0.81%	3.16%	1.19%	1.97%	0.01%	1.97%	0.00%	0.24%	1.01%
DCOM Dime Community Bancshares, Inc.	NY	1.01%	4.14%	1.14%	3.00%	-0.02%	3.02%	0.00%	0.19%	1.51%
NFBK Northfield Bancorp, Inc.	NJ	0.77%	3.37%	0.57%	2.80%	0.06%	2.75%	0.00%	0.34%	1.86%
NWBI Northwest Bancshares, Inc.	PA	0.82%	3.86%	0.74%	3.12%	0.27%	2.85%	0.00%	0.79%	2.67%
OCFC OceanFirst Financial Corp.	NJ	0.73%	3.48%	0.33%	3.15%	0.07%	3.07%	0.04%	0.73%	2.52%
ORIT Oritani Financial Corp.	NJ	1.40%	4.38%	1.06%	3.32%	0.02%	3.29%	0.00%	0.18%	1.35%
PFS Provident Financial Services, Inc.	NJ	0.89%	3.46%	0.50%	2.96%	0.07%	2.89%	0.01%	0.53%	2.04%
TRST TrustCo Bank Corp NY	NY	0.97%	3.41%	0.33%	3.08%	0.13%	2.95%	0.01%	0.60%	1.82%
UBNK United Financial Bancorp, Inc.	CT	0.06%	3.65%	0.44%	3.21%	0.14%	3.07%	0.14%	0.47%	2.62%
WSFS WSFS Financial Corporation	DE	1.25%	3.42%	0.34%	3.08%	0.13%	2.95%	0.09%	1.59%	3.03%

	Non-Op. Items			Yields, Costs, and Spreads
			Provision				MEMO:	MEMO:
	Net Gains/	Extrao.	for	Yield	Cost	Yld-Cost	Assets/	Effective
	Losses (1)	Items	Taxes	On IEA	Of IBL	Spread	FTE Emp.	Tax Rate
	(%)	(%)	(%)	(%)	(%)	(%)		(%)
Beneficial Bancorp, Inc.
June 30, 2014	0.00%	0.00%	0.07%	3.37%	0.66%	2.71%	$5,560	18.58%

All Public Companies
Averages	-0.01%	0.00%	0.16%	3.92%	0.81%	3.08%	$5,787	28.52%
Medians	0.00%	0.00%	0.23%	3.89%	0.82%	3.11%	$5,123	32.55%
State of PA
Averages	-0.02%	0.00%	0.26%	3.59%	0.92%	2.71%	$5,985	27.20%
Medians	0.00%	0.00%	0.19%	3.78%	0.94%	2.81%	$5,588	28.53%

Comparable Recent Conversions(2)
EBSB Meridian Bancorp, Inc.	0.39%	0.00%	0.32%	4.08%	1.00%	3.08%	$6,386	34.34%

Comparable Group
Averages	-0.08%	0.00%	0.44%	3.88%	0.84%	3.04%	$8,170	37.06%
Medians	0.00%	0.00%	0.43%	3.81%	0.67%	3.19%	$6,579	34.40%

Comparable Group
BKMU Bank Mutual Corporation	0.00%	0.00%	0.32%	3.77%	0.58%	3.19%	$3,428	38.33%
CFFN Capitol Federal Financial, Inc.	0.00%	0.00%	0.40%	3.24%	1.46%	1.78%	$13,271	32.96%
DCOM Dime Community Bancshares, Inc.	0.02%	0.00%	0.70%	4.35%	1.36%	2.99%	$11,291	41.02%
NFBK Northfield Bancorp, Inc.	0.00%	0.00%	0.45%	3.64%	0.92%	2.72%	$8,807	36.92%
NWBI Northwest Bancshares, Inc.	0.11%	0.00%	0.31%	4.25%	0.97%	3.28%	$3,891	27.34%
OCFC OceanFirst Financial Corp.	-0.20%	0.00%	0.38%	3.64%	0.42%	3.22%	$6,387	34.40%
ORIT Oritani Financial Corp.	0.00%	0.00%	0.73%	4.62%	1.33%	3.29%	$15,314	34.35%
PFS Provident Financial Services, Inc.	-0.05%	0.00%	0.45%	3.81%	0.67%	3.14%	$8,572	33.51%
TRST TrustCo Bank Corp NY	0.04%	0.00%	0.59%	3.48%	0.40%	3.08%	$6,453	37.98%
UBNK United Financial Bancorp, Inc.	-0.88%	0.00%	0.12%	3.95%	0.66%	3.29%	$6,579	65.42%
WSFS WSFS Financial Corporation	0.09%	0.00%	0.43%	3.97%	0.46%	3.51%	$5,873	25.46%

(1)	Net gains/losses includes gain/loss on sale of securities and nonrecurring income and expense.
(2)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

The Peer Group’s higher net interest income ratio was realized through maintenance of a higher interest income ratio, which was partially offset by the Company’s lower interest expense ratio. The Peer Group’s higher interest income ratio was supported by maintaining a higher overall yield earned on interest-earning assets (3.88% versus 3.37% for the Company) and a higher concentration of assets maintained in interest-earning assets. The Company’s lower interest expense ratio was supported by a lower cost of funds (0.66% versus 0.84% for the Peer Group), as the Company and the Peer Group maintained similar levels of interest-bearing liabilities as a percent of assets. Overall, Beneficial Bancorp and the Peer Group reported net interest income to average assets ratios of 2.60% and 2.97%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.63% and 2.13%, respectively. The Company’s higher operating expense ratio is indicative of the higher costs that are associated with operating in a large metropolitan area, which was not the case for all of the Peer Group companies. Furthermore, the Company’s higher operating expense ratio was consistent with the comparatively higher number of employees maintained relative to its asset size. Assets per full time equivalent employee equaled $5.560 million for the Company, versus $8.170 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company’s earnings were less favorable than the Peer Group’s. Expense coverage ratios for Beneficial Bancorp and the Peer Group equaled 0.99x and 1.39x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group’s earnings, with such income amounting to 0.49% and 0.62% of Beneficial Bancorp’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

account in comparing the Company’s and the Peer Group’s earnings, Beneficial Bancorp’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 85.11% was less favorable than the Peer Group’s efficiency ratio of 59.33%.

Loan loss provisions had a similar impact on the Company’s and the Peer Group’s earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.10% and 0.09% of average assets, respectively.

Net non-operating gains and losses were a very nominal factor in the Company’s earnings, while the Peer Group’s earnings reflected a net non-operating loss equal to 0.08% of average assets. Typically, gains and losses generated from the sale of assets and other non-operating activities are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Extraordinary items were not a factor in either the Company’s or the Peer Group’s earnings.

Taxes had a larger impact on the Peer Group’s earnings, as the Company and the Peer Group posted effective tax rates of 18.58% and 37.06%, respectively. As indicated in the prospectus, the Company’s effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions (including the investment in mortgage-backed securities). The Company’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities compared to the Peer Group (46.96% of assets versus 40.27% for the Peer Group), as the Company’s higher concentration of mortgage-backed securities was only partially offset by the Peer Group’s higher concentration of 1-4 family permanent mortgage loans. Loans serviced for others equaled 3.47% and 6.71% of the Company’s and the Peer Group’s assets, respectively, thereby indicating that loan servicing income had a slightly largely impact on the Peer Group’s earnings. Loan servicing intangibles constituted a relatively small balance sheet item for both the Company and the Peer Group.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group. The Peer Group’s loan portfolio composition reflected higher concentrations of commercial real estate loans (19.04% of assets versus 12.01% of assets for the Company), multi-family loans (15.59% of assets versus 2.31% of assets for the Company) and construction/land loans (2.07% of assets versus 0.96% of assets for the Company). Comparatively, the Company’s loan portfolio composition reflected higher concentrations of consumer loans (14.43% of assets versus 4.81% of the Peer Group’s assets) and commercial business loans (8.57% of assets versus 4.16% of the Peer Group’s assets). In total, construction/land, commercial real estate, multi-family, commercial business and consumer loans comprised 38.28% and 45.67% of the Company’s and the Peer Group’s assets, respectively. Overall, the Company’s asset composition provided for a lower risk weighted assets-to-assets ratio of 50.10% compared to 67.59% for the Peer Group.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2014

			Portfolio Composition as a Percent of Assets
			MBS	1-4 Family	Constr. & Land	Multi- Family	Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
			(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Beneficial Bancorp, Inc.		PA
June 30, 2014			31.71%	15.25%	0.96%	2.31%	12.01%	8.57%	14.43%	50.10%	$153,612	$1,439

All Public Companies
Averages			12.85%	28.23%	3.36%	7.87%	17.47%	4.64%	4.48%	65.66%	$1,842,177	$13,629
Medians			10.99%	26.41%	2.53%	2.78%	17.21%	3.27%	4.15%	65.92%	$70,663	$409

State of	PA
Averages			23.07%	32.52%	1.98%	1.81%	12.15%	2.80%	6.37%	65.64%	$107,378	$392
Medians			16.89%	32.84%	1.82%	1.70%	10.16%	1.48%	6.00%	65.64%	$13,661	$163

Comparable Recent Conversions(1)
EBSB	Meridian Bancorp, Inc.	MA	0.50%	16.93%	7.78%	10.74%	38.49%	9.21%	2.30%	89.82%	$163,385	$716

Comparable Group
Averages			14.75%	25.52%	2.07%	15.59%	19.04%	4.16%	4.81%	67.59%	$341,729	$1,869
Medians			14.13%	21.56%	2.41%	4.61%	17.12%	2.79%	4.95%	71.03%	$205,373	$741

Comparable Group
BKMU	Bank Mutual Corporation	WI	23.54%	25.07%	5.99%	12.24%	10.66%	8.48%	4.95%	65.92%	$1,112,812	$8,213
CFFN	Capitol Federal Financial, Inc.	KS	21.08%	65.28%	0.60%	0.11%	0.52%	0.00%	1.48%	42.93%	$205,373	$741
DCOM	Dime Community Bancshares, Inc.	NY	0.67%	1.46%	0.00%	73.52%	17.12%	0.00%	0.31%	72.95%	$5,996	$415
NFBK	Northfield Bancorp, Inc.	NJ	29.16%	5.66%	0.57%	35.07%	14.23%	1.44%	1.55%	72.59%	$0	$0
NWBI	Northwest Bancshares, Inc.	PA	7.41%	38.44%	2.41%	2.17%	14.73%	4.43%	11.68%	65.64%	$794,623	$1,360
OCFC	OceanFirst Financial Corp.	NJ	14.13%	37.77%	3.14%	0.94%	20.73%	2.79%	5.50%	65.91%	$786,094	$3,772
ORIT	Oritani Financial Corp.	NJ	13.04%	4.79%	1.11%	28.85%	45.18%	0.35%	0.47%	86.21%	$4,460	$0
PFS	Provident Financial Services, Inc.	NJ	12.45%	18.59%	2.50%	11.45%	26.32%	5.93%	3.87%	71.03%	$214,906	$1,082
TRST	TrustCo Bank Corp NY	NY	14.56%	52.12%	1.09%	0.63%	2.23%	0.72%	8.73%	48.66%	$0	$0
UBNK	United Financial Bancorp, Inc.	CT	11.16%	21.56%	2.61%	4.61%	25.90%	9.08%	6.92%	73.03%	$505,844	$4,554
WSFS	WSFS Financial Corporation	DE	15.00%	10.00%	2.81%	1.92%	31.85%	12.54%	7.41%	78.61%	$128,909	$417

(1)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Beneficial Bancorp’s interest rate risk characteristics implied greater interest rate risk exposure relative to the comparable measures for the Peer Group. Most notably, the Company’s tangible equity-to-assets ratio and IEA/IBL ratio were slightly below the respective Peer Group ratios. Likewise, a greater degree of balance sheet interest rate risk exposure was implied by the Company’s higher ratio of non-interest earning assets as a percent of assets. On a pro forma basis, the infusion of stock proceeds should serve to strengthen the Company’s balance sheet interest rate risk characteristics, given the increases that will be realized in Company’s tangible equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Beneficial Bancorp and the Peer Group. In general, the comparative fluctuations in the Company’s and the Peer Group’s net interest income ratios implied that the interest rate risk associated with their respective net interest margins was fairly similar, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Beneficial Bancorp’s assets and the proceeds will be substantially deployed into interest-earning assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2014
			Balance Sheet Measures
			Tangible Equity/ Assets	IEA/ IBL	Non-Earn. Assets/ Assets
						Quarterly Change in Net Interest Income
						6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
			(%)	(%)	(%)	(change in net interest income is annualized in basis points)
Beneficial Bancorp, Inc.		PA
June 30, 2014			10.9%	108.4%	8.0%	0	1	-2	-2	0	-6

All Public Companies			12.8%	108.7%	7.1%	2	-2	5	1	-2	-7
State of PA			14.1%	107.9%	8.7%	8	-2	5	-3	2	-8

Comparable Recent Conversions(1)
EBSB	Meridian Bancorp, Inc.	MA	8.8%	106.5%	4.3%	-3	-3	-7	4	-13	6

Comparable Group
Average			12.7%	110.6%	5.8%	4	-3	-1	1	-1	-6
Median			11.0%	108.1%	5.2%	2	-3	-1	2	0	-4

Comparable Group
BKMU	Bank Mutual Corporation	WI	12.4%	108.1%	8.2%	3	1	7	14	2	11
CFFN	Capitol Federal Financial, Inc.	KS	16.6%	118.6%	2.3%	2	9	2	0	0	-4
DCOM	Dime Community Bancshares, Inc.	NY	9.3%	109.9%	4.4%	-8	-16	-10	-19	9	-23
NFBK	Northfield Bancorp, Inc.	NJ	23.6%	122.6%	8.2%	-8	8	-13	15	6	-11
NWBI	Northwest Bancshares, Inc.	PA	11.6%	108.7%	7.2%	8	-7	-1	-2	-6	-9
OCFC	OceanFirst Financial Corp.	NJ	9.3%	105.1%	5.2%	-1	0	16	-1	5	-13
ORIT	Oritani Financial Corp.	NJ	16.8%	117.3%	4.8%	-19	-12	-8	10	-22	12
PFS	Provident Financial Services, Inc.	NJ	NA	105.6%	9.3%	-2	-2	-1	2	-3	0
TRST	TrustCo Bank Corp NY	NY	8.4%	107.3%	2.3%	4	-3	3	4	-7	-3
UBNK	United Financial Bancorp, Inc.	CT	10.5%	107.2%	7.3%	61	-9	-8	-14	2	-25
WSFS	WSFS Financial Corporation	DE	8.6%	105.9%	5.0%	7	-7	8	9	0	3

(1)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Credit Risk

Overall, based on a comparison of credit risk measures, the Company’s implied credit risk exposure was viewed to be similar to the Peer Group’s credit risk exposure. As shown in Table 3.6, the Company’s ratios for non-performing/assets and non-performing loans/loans equaled 1.05% and 1.88%, respectively, versus comparable measures of 1.23% and 1.56% for the Peer Group. The Company’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 117.99% and 85.11%, respectively. Excluding the $16.8 million of non-performing government guaranteed student loans, the Company’s allowance for loan losses to total non-performing loans ratio equaled 189.42%. Loss reserves maintained as percent of loans receivable equaled 2.22% for the Company, versus 1.09% for the Peer Group. Net loan charge-offs were a more significant factor for the Company, as net loan charge-offs for the Company and the Peer Group equaled 0.46% of loans and 0.13% of loans, respectively.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

Table 3.6

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2014

			REO/ Assets	NPAs & 90+Del/ Assets (1)	NPLs/ Loans (1)	Rsrves/ Loans HFI	Rsrves/ NPLs (1)	Rsrves/ NPAs & 90+Del (1)	Net Loan Chargeoffs (2)	NLCs/ Loans
			(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Beneficial Bancorp, Inc.		PA
June 30, 2014			0.05%	1.05%	1.88%	2.22%	117.99%	112.91%	$10,788	0.46%

All Public Companies
Averages			0.35%	2.25%	2.65%	1.29%	80.80%	66.70%	$4,022	0.26%
Medians			0.19%	1.70%	2.04%	1.20%	63.07%	50.95%	$650	0.13%

State of PA
Averages			0.24%	1.21%	1.47%	1.23%	118.98%	108.16%	$6,057	0.54%
Medians			0.19%	1.04%	1.23%	1.22%	117.10%	100.76%	$1,611	0.30%

Comparable Recent Conversions(3)
EBSB	Meridian Bancorp, Inc.	PA	0.05%	1.75%	1.99%	1.11%	55.54%	53.90%	$1,639	0.07%

Comparable Group
Averages			0.12%	1.23%	1.56%	1.09%	85.11%	70.46%	$4,685	0.13%
Medians			0.10%	1.09%	1.49%	1.24%	73.86%	63.57%	$1,966	0.13%

Comparable Group
BKMU	Bank Mutual Corporation	WI	0.26%	0.83%	0.83%	1.44%	173.10%	118.07%	$1,966	0.13%
CFFN	Capitol Federal Financial, Inc.	KS	0.04%	0.34%	0.45%	0.15%	32.94%	29.44%	$639	0.01%
DCOM	Dime Community Bancshares, Inc.	NY	0.02%	0.57%	0.53%	0.49%	93.17%	79.82%	$205	0.01%
NFBK	Northfield Bancorp, Inc.	NJ	0.02%	1.54%	2.55%	1.67%	65.54%	63.57%	$2,057	0.14%
NWBI	Northwest Bancshares, Inc.	PA	0.19%	1.92%	2.32%	1.21%	52.30%	47.07%	$22,874	0.40%
OCFC	OceanFirst Financial Corp.	NJ	0.21%	2.95%	3.85%	1.27%	32.87%	30.49%	$1,589	0.10%
ORIT	Oritani Financial Corp.	NJ	0.12%	0.69%	0.71%	1.24%	174.72%	143.90%	$680	0.03%
PFS	Provident Financial Services, Inc.	NJ	0.08%	1.51%	2.05%	1.08%	52.81%	49.92%	$8,030	0.15%
TRST	TrustCo Bank Corp NY	NY	0.18%	1.26%	1.65%	1.56%	94.61%	81.06%	$6,654	0.23%
UBNK	United Financial Bancorp, Inc.	CT	0.06%	0.84%	0.78%	0.58%	73.86%	49.42%	$784	0.04%
WSFS	WSFS Financial Corporation	DE	0.10%	1.09%	1.49%	1.35%	90.27%	82.28%	$6,055	0.21%

(1)	Includes TDRs for the Company and the Peer Group.
(2)	Net loan chargeoffs are shown on a last twelve month basis.
(3)	Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source:	SNL Financial, LC and RP® Financial, LC. calculations. The information provided in this table has been obrained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines required by the FRB, the FDIC and state banking agencies specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Beneficial Bancorp’s operations and financial condition; (2) monitor Beneficial Bancorp’s

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Beneficial Bancorp’s stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If, during the conversion process, material changes occur, RP Financial will determine if updated valuation reports should be prepared to reflect such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Beneficial Bancorp’s value, or Beneficial Bancorp’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

•	Overall A/L Composition. In comparison to the Peer Group, the Company’s interest-earning asset composition showed a higher concentration of cash and investments and a lower concentration of loans. Diversification into higher risk and higher yielding types of loans was more significant for the Peer Group and the Peer Group maintained a higher concentration of 1-4 family loans. Overall, in comparison to the Peer Group, the Company’s interest-earning asset composition provided for a lower yield earned on interest-earning assets and a lower risk weighted assets-to-assets ratio. Beneficial Bancorp’s funding composition reflected higher and lower levels of deposits and borrowings, respectively, which translated into a slightly lower cost of funds for the Company. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a similar level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should exceed the Peer Group’s IEA/IBL ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

•	Credit Quality. The Company’s ratios for non-performing assets as a percent of assets and non-performing loans as a percent of loans were slightly lower and similar to the respective comparable ratios for the Peer Group. Loss reserves as a percent of non-performing loans and as a percent of loans were higher for the Company. Net loan charge-offs as a percent of loans were more significant for the Company. The Company’s risk weighted assets-to-assets ratio was lower than the Peer Group’s ratio, which was consistent with the Company’s lower concentration of assets maintained in loans. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.

•	Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (39.64% of assets versus 23.39% for the Peer Group). Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into cash and investments. The Company was viewed as having slightly greater future borrowing capacity relative to the Peer Group, based on the lower level of borrowings currently funding the Company’s assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

•

Funding Liabilities. The Company’s interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a slightly lower cost of funds for the Company. Total interest-bearing liabilities as a percent of assets were approximately the same for the Company and the Peer Group. Following the stock offering, the increase in the Company’s capital position will reduce the level of

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

interest-bearing liabilities funding the Company’s assets. Overall, RP Financial concluded that funding liabilities were a slightly positive factor in our adjustment for financial condition.

•	Capital. The Company currently operates with a slightly lower tangible equity-to-assets ratio than the Peer Group. Following the stock offering, Beneficial Bancorp’s pro forma tangible capital position will be well above the Peer Group’s tangible equity-to-assets ratio. The Company’s higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company’s more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Beneficial Bancorp’s balance sheet strength was considered to be more favorable than the Peer Group’s balance sheet strength and, thus, a slight upward adjustment was applied for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Company’s reported earnings were lower than the Peer Group’s on a ROAA basis (0.29% of average assets versus 0.84% for the Peer Group), as the Peer Group maintained earnings advantages with respect to net interest income, non-interest operating income and operating expenses. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. Overall, the Company’s pro forma reported earnings were considered to be less favorable than the Peer Group’s earnings and, thus, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•

Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company’s and the Peer Group’s core earnings. The Company operated with a lower net interest income ratio, a higher operating expense ratio and a lower level of non-interest operating income. The Company’s lower ratio for net interest income and higher ratio for operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group’s ratio (equal to 0.99x versus 1.39X for the Peer Group). Similarly, the Company’s efficiency ratio of 85.11% was less favorable than the Peer Group’s efficiency ratio of 59.33%. Loan loans provisions had a similar impact on the Company’s and the Peer Group’s earnings. Overall, these measures, as well as the expected earnings benefits the

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, indicate that the Company’s pro forma core earnings will remain less favorable than the Peer Group’s earnings on a ROAA basis. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•	Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated a similar degree of volatility was associated with their respective net interest margins. Measures of balance sheet interest rate risk, such as capital, IEA/IBL and non-interest earning asset ratios implied a greater degree of interest rate risk exposure was associated with the Company’s balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will likely exceed the Peer Group ratios, as well as enhance the stability of the Company’s net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

•	Credit Risk. Loan loss provisions were a comparable factor in the Company’s earnings (0.10% of average assets versus 0.09% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was similar for the Company and the Peer Group. The Company’s credit quality measures generally implied a similar degree of credit risk exposure relative to the comparable credit quality measures indicated for the Peer Group. Overall, RP Financial concluded that credit risk was a neutral negative factor in our adjustment for profitability, growth and viability of earnings.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a lower interest rate spread than the Peer Group, which would tend to continue to provide for a lower net interest income ratio for the Company going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Peer Group’s higher ratio of non-interest operating income and lower operating expense ratio were viewed as advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•	Return on Equity. Currently, the Company’s core ROE is lower than the Peer Group’s core ROE. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company’s equity, the Company’s pro forma return equity on a core earnings basis will remain lower than the Peer Group’s core ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

On balance, Beneficial Bancorp’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3.	Asset Growth

Comparative twelve-month asset growth rates for the Company and the Peer Group showed a 5.87% decrease in the Company’s assets, versus a 16.12% increase in the Peer Group’s assets. Asset shrinkage for the Company primarily consisted of cash and investments and included a slight decline in loans. Comparatively, asset growth for the Peer Group was supported by acquisition related growth by one of the Peer Group companies and consisted primarily of loan growth, while cash and investments for the Peer Group increased as well. Overall, the Company’s recent asset growth trends would be viewed less favorably than the Peer Group’s asset growth trends in terms of supporting future earnings growth. On a pro forma basis, the Company’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, no adjustment was applied for asset growth.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Beneficial Bancorp’s primary market area is the Philadelphia metropolitan area, which is comprised of a mix of suburban and urban markets with varied demographic characteristics in terms of growth and affluence. Operating in a densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment for providers of financial services. The May 2014 unemployment rate for the Philadelphia MSA was slightly below and slightly above the respective comparable unemployment rates for the U.S. and Pennsylvania.

On average, the Peer Group companies generally operate in markets with smaller populations compared to the Philadelphia MSA market served by the Company. Population growth rates for the primary market area counties served by the Peer Group companies were fairly consistent with the population growth rate for the Philadelphia MSA. The Philadelphia MSA has a slightly higher per capita income compared to the Peer Group’s average and median

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

per capita income measures. The average deposit market share maintained by the Peer Group companies was well above the Company’s market share of deposits in Philadelphia County, while the Peer Group’s median deposit market shares was only slightly above the Company’s deposit market share in Philadelphia County. Overall, the degree of competition faced by the Peer Group companies was viewed to be less than faced by Beneficial Bancorp, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be similar to the Company’s primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-5. As shown in Table 4.1, May 2014 unemployment rates for the markets served by the Peer Group companies were, on average, slightly above the May 2014 unemployment rate for the Philadelphia MSA and somewhat below the May 2014 unemployment rate for Philadelphia County. On balance, we concluded that no adjustment was appropriate for the Company’s market area.

Table 4.1

Market Area Unemployment Rates

Beneficial Bancorp and the Peer Group Companies (1)

	County	May 2014 Unemployment
Beneficial Bancorp - PA	Philadelphia	7.7%
	Philadelphia MSA	6.1%

Peer Group Average		6.3%

Bank Mutual Corporation - WI	Milwaukee	7.0%
Capitol Federal Financial - KS	Shawnee	4.9%
Dime Community Bancshares - NY	Kings	8.3%
Northfield Bancorp, Inc. - NJ	Middlesex	6.2%
Northwest Bancshares - PA	Warren	4.9%
OceanFirst Financial Corp. - NJ	Ocean	6.7%
Oritani Financial Corp. - NJ	Bergen	5.7%
Provident Financial Services - NJ	Hudson	7.5%
TrustCo Bank Corp. - NY	Schenectady	5.4%
United Financial Bancorp - CT	Hartford	7.2%
WSFS Financial Corp. - DE	New Castle	5.9%

(1)	Unemployment rates are not seasonally adjusted

Source: SNL Financial

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

5.	Dividends

The Company currently does not pay a dividend. After the second-step conversion, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All eleven of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.68% to 4.74%. The average dividend yield on the stocks of the Peer Group institutions was 3.14% as of August 1, 2014. Comparatively, as of August 1, 2014, the average dividend yield on the stocks of all fully-converted publicly-traded thrifts equaled 1.89% The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to its second-step conversion, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Ten of the Peer Group companies trade on the NASDAQ Global Select Market and Provident Financial Services trades on the New York Stock Exchange. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $277 million to $1.7 billion as of August 1, 2014, with average and median market values of $754 million and $663 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 8.9 million to 142.0million, with average and median shares outstanding of 59.7 million and 52.7 million, respectively. The Company’s second-step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the upper end of the Peer Group’s ranges for market values and shares outstanding. Consistent with all but one of the Peer Group companies, the Company’s stock will also be quoted on the NASDAQ Global Select Market following the stock offering. Overall, we anticipate that the Company’s stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

RP® Financial, LC.	VALUATION ANALYSIS
IV.9

7.	Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Beneficial Bancorp’s stock: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted company; (C) the acquisition market for thrift franchises based in Pennsylvania; and (D) the market for the public stock of Beneficial Bancorp. All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays various stock price indices for thrifts.

In terms of assessing general stock market conditions, the performance of the overall stock market has generally shown an upward trend in recent quarters. Stocks retreated at the start of 2014, as profit taking and a disappointing employment report for December weighed on the broader stock market. Mixed fourth quarter earnings reports translated into an up and down stock market in mid-January. Concerns about weakening economies in emerging market countries precipitated a global stock market selloff heading into the second half of January, as the DJIA posted five consecutive losses. News that the Federal Reserve voted again to scale back its monthly bond buying program by another $10 billion, despite recent turmoil in emerging markets and soft jobs data, added to the selloff to close out January. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February. Stocks rebounded heading into mid-February, as disappointing job growth reflected

RP® Financial, LC.	VALUATION ANALYSIS
IV.10

in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. The release of minutes from the Federal Reserve’s previous meeting, which indicated that some Federal Reserve officials were considering raising interest rates sooner than expected, pressured stocks lower heading into the second half of February. Despite data showing a softening economy, stocks traded higher to close out February. Stocks declined sharply on the first day of trading in March as the Ukraine crisis sparked a global selloff which was followed by a rebound in the stock market to close out the first week of March as the threat of the Ukraine crisis escalating diminished and the February employment report showed better-than-expected job growth. Data showing that China’s economy weakened sharply during the first two months of 2014 and rising tensions in Ukraine contributed to stocks trading lower into mid-March. The broader stock market traded unevenly in the second half of March, as investors reacted to mixed reports on the economy and comments from the Federal Reserve Chairwoman signaling that the Federal Reserve could begin raising interest rates earlier than expected. New assurances from the Federal Reserve Chairwoman on the Federal Reserve’s plan to keep rates low until the job market returned to normal health and remarks from China’s premier that the Chinese government was ready to take steps to support China’s economy helped to lift stocks at the close of March.

Stocks edged higher at the start of the second quarter of 2014, which was followed by a downturn as investors reacted to March employment data in which the unemployment rate was unchanged from February and job growth was slightly below expectations. Led by advances in technology shares, the broader stock market traded higher for the first time in four sessions at the start of the first quarter earnings season. Stocks retreated heading into mid-April, with once high-flying biotechnology and Internet companies leading the decline. A strong retail sales report for March helped stocks to rebound in mid-April, with technology stocks leading the market higher. Investor confidence was also bolstered by reassurances from the Federal Reserve Chairwoman on maintaining her stance for keeping interest rates low. A rebound in technology stocks and a series of deals in the healthcare sector helped to extend gains in the broader stock market heading into late-April. The DJIA closed at a record high at the end of April, as a number of positive first quarter earnings reports helped to offset investors’ worries about tensions in Ukraine and slowing growth in China. Stocks traded unevenly during the first three weeks of May, as investors reacted to mixed data on the economy and gravitated towards lower risk investments. The release of minutes from the

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Federal Reserve’s April policy meeting, which suggested that Federal Reserve officials were in no hurry to raise interest rates, and better-than-expected new home sales for April contributed to gains in the broader stock market heading into the last week of May. Stocks closed out May on an upswing, despite a downward revision to first quarter GDP growth to a negative annual growth rate of 1.0%. Favorable reports for May manufacturing and service activity, along with a May jobs report that generally met expectations, supported a continuation of a positive trend in the broader stock market during the first week of June. Instability in Iraq and a spike in oil prices weighed on stocks heading into mid-June. Stocks rebounded at the conclusion of the Federal Reserve’s policy meeting in mid-June, as the Federal Reserve indicated that it planned to maintain its current policy of keeping its target interest rate near zero and reduce its monthly purchases of long-term bonds from $45 billion to $35 billion. Optimism about the U.S. economy and the Federal Reserve’s commitment to keep interest rates low spurred the DJIA and the S&P 500 to record highs heading into late-June. Followings six consecutive sessions of closing higher, the broader stock market closed out the second quarter with mixed results.

Better-than-expected job growth reflected in June employment report contributed to stock market gains in early-July, with the DJIA moving to a first time close above 17000. The DJIA retreated back under 17000 following the record close, as caution prevailed ahead of the second quarter earnings season. Some better-than-expected earnings reports coming out of the banking and technology sectors helped to propel the DJIA to record highs in mid-July. Global tensions in Ukraine and the Middle East pressured stocks lower heading into late-July. Stocks tumbled lower at the end of July, as worries about the global economy, including Europe’s prolonged economic slump and Argentina defaulting on its debt, translated into a broad-based selloff. On August 1, 2014, the DJIA closed at 16493.37, an increase of 5.3% from one year ago and a decrease of 0.5% year-to-date, and the NASDAQ closed at 4352.64, an increase of 18.0% from one year ago and an increase of 4.2% year-to-date. The Standard & Poor’s 500 Index closed at 1925.15 on August 1, 2014, an increase of 12.6% from one year ago and an increase of 4.2% year-to-date.

Thrift stocks slightly underperformed the broader stock market over the past few quarters. Shares of thrift issues traded down at the start of 2014, as the 10-year Treasury yield approached 3.0% in early-January. Thrift stocks were also hurt by the disappointing employment report for December and then traded in a narrow range in mid-January, as investors reacted to mixed fourth quarter earnings reports coming out the banking sector at the start of the fourth quarter earnings season. Financial shares participated in the selloff

RP® Financial, LC.	VALUATION ANALYSIS
IV.12

experienced in the broader stock market during the second half of January and the first trading day of February. Janet Yellen’s debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there were no plans to change course from the Federal Reserve’s current monetary policies. Thrift issues generally followed trends in the broader stock market in late-February and at the start of March, rallying at the end of February and then selling off at the start of March. Lessening concerns about Ukraine, financial sector merger activity and rising home prices boosted thrift shares following the March 1 selloff. The mid-March global selloff sparked by news of a slowdown in China’s economy impacted thrift shares as well, which was followed by a rebound supported by some favorable economic data including a pick-up in industrial production. Mixed signals from the Federal Reserve regarding the end of its quantitative easing program and a decline in February pending home sales were factors that pressured thrift stocks lower in late-March. Thrift stocks traded up at the end of the first quarter, as comments by the Federal Reserve Chairwoman that the Federal Reserve would continue to support the economic recovery were well received in the broader stock market.

Consistent with the broader stock market, thrift stocks traded lower in early-April 2014 with the release of the March employment report. A disappointing first quarter earnings report posted by J.P. Morgan, along with a selloff in the broader stock market, pressured financial shares lower heading into mid-April. Led by Citigroup’s better-than-expected first quarter earnings report, financial shares participated in the broader stock market rally going in the second half of April. News that Bank of America would suspend its stock buyback program and a planned increase in its quarterly dividend pressured financial shares lower in late-April. Thrift shares traded in a narrow range during early-May and then bounced higher, as the Federal Reserve Chairwoman reiterated the Federal Reserve’s stance to keep short-term interest rates near zero for the foreseeable future. Fresh concerns over the pace of economic growth and weakness in the housing sector pressured financial shares lower in mid-May. Indications that the Federal Reserve was planning to stay the course on keeping interest rates low and a favorable report on new home sales for April boosted thrift shares heading into the last week of May. After trading in a narrow range at the end of May, some favorable economic reports boosted thrift shares along with the broader stock market during the first week of June. Thrift shares showed little movement heading into mid-June and then bounced higher at the conclusion of the Federal Reserve’s mid-June policy meeting, in which the Federal Reserve lowered its forecast for economic growth this year and indicated that interest rates were not expected to rise until 2015. Consistent with the broader stock market, thrift stocks traded in a narrow range at the close of the second quarter.

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The favorable employment report for June boosted thrift stocks, along with the broader stock market, at the start of the third quarter of 2014. Financial shares eased lower ahead of the second quarter earnings season. Mixed second earnings reports coming out of the banking sector provided for a narrow trading range for thrift shares through mid-July. Thrift stocks faltered along with stocks in general heading into the second half of July, as investors moved to safe haven investments on reports of a Malaysian airliner being shot down and Israel’s invasion of Gaza. Merger activity in the banking sector helped to lift thrift stocks heading into late-July. Thrift shares traded lower to close out July and at the start of August, as concerns that an improving U.S. economy could prompt the Federal Reserve to raise rates sooner than expected weighed on interest rate sensitive issues. On August 1, 2014, the SNL Index for all publicly-traded thrifts closed at 697.2, an increase of 3.6% from one year ago and a decrease of 1.3% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, two standard conversions and two second-step conversions have been completed during the past three months. The second-step conversion offerings are considered to be more relevant for Beneficial Bancorp’s pro forma pricing. Investors Bancorp’s second-step offering was closed slightly below the maximum of its offering range and Meridian Bancorp’s second-step offering closed slightly above the maximum of its offering range. The average closing pro forma price/tangible book ratio of the two recent second-step conversion offerings equaled 105.6%. On average, the two recent second-step conversion offerings had price appreciation of 5.2% after their first week of trading. As of August 1, 2014, the two recent second-step conversion offerings showed an average price increase of 5.0% from their respective IPO prices.

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Table 4.2

Pricing Characteristics and After-Market Trends

Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Char. Found.		Insider Purchases
Institution	Conversion Date	Ticker	Financial Info.		Asset Quality								% Off Incl. Fdn.+Merger Shares
							Excluding Foundation						Benefit Plans
			Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(1)	Initial Div. Yield (%)
Standard Conversions
Blue Hills Bancorp, Inc. - MA*	7/22/14	BHBK-NASDAQ	$1,500	10.30%	0.28%	268%	$277.7	100%	132%	1.4%	C/S	$57K/2.4%	8.0%	4.0%	10.0%	0.7%	0.00%
Sunshine Bancorp, Inc. - FL*	7/15/14	SBCP-NASDAQ	$201	13.20%	2.43%	49%	$42.3	100%	132%	3.3%	N.A	N.A.	8.0%	4.0%	10.0%	4.5%	0.00%
	Averages - Standard Conversions:		$850	11.75%	1.36%	158%	$160.0	100%	132%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	2.6%	0.00%
	Medians - Standard Conversions:		$850	11.75%	1.36%	158%	$160.0	100%	132%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	2.6%	0.00%
Second Step Conversions
Meridian Bancorp, Inc. - MA*	7/29/14	EBSB-NASDAQ	$2,798	9.20%	1.54%	60%	$325.0	59%	118%	2.1%	N.A	N.A.	5.0%	4.0%	10.0%	0.6%	0.00%
Investors Bancorp, Inc. - NJ*	5/8/14	ISBC-NASDAQ	$16,437	8.56%	0.95%	124%	$2,195.8	61%	110%	2.1%	C/S	$10M/0.5%	3.0%	4.0%	10.0%	0.1%	0.78%
	Averages - Second Step Conversions:		$9,617	8.88%	1.25%	92%	$1,260.4	60%	114%	2.1%	N.A.	N.A.	4.0%	4.0%	10.0%	0.4%	0.39%
	Medians - Second Step Conversions:		$9,617	8.88%	1.25%	92%	$1,260.4	60%	114%	2.1%	N.A.	N.A.	4.0%	4.0%	10.0%	0.4%	0.39%
	Averages - All Conversions:		$5,234	10.32%	1.30%	125%	$710.2	80%	123%	2.2%	N.A.	N.A.	6.0%	4.0%	10.0%	1.5%	0.20%
	Medians - All Conversions:		$2,149	9.75%	1.25%	92%	$301.4	81%	125%	2.1%	N.A.	N.A.	6.5%	4.0%	10.0%	0.6%	0.00%

Institutional Information			Pro Forma Data							Post-IPO Pricing Trends
			Pricing Ratios(2)(5)			Financial Charac.				Closing Price:
Institution	Conversion Date	Ticker	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 8/1/14 ($)	% Chge (%)
Standard Conversions
Blue Hills Bancorp, Inc. - MA*	7/22/14	BHBK- NASDAQ	74.5%	NM	16.3%	0.0%	22.1%	-0.1%	$10.00	$12.38	23.8%	$12.17	21.7%	$12.40	24.0%	$12.40	24.0%
Sunshine Bancorp, Inc. - FL*	7/15/14	SBCP- NASDAQ	67.8%	NM	17.8%	0.0%	26.3%	0.1%	$10.00	$12.03	20.3%	$11.90	19.0%	$11.92	19.2%	$11.92	19.2%
Averages - Standard Conversions:			71.1%	NM	17.1%	0.0%	24.2%	0.0%	$10.00	$12.21	22.1%	$12.04	20.4%	$12.16	21.6%	$12.16	21.6%
Medians - Standard Conversions:			71.1%	NM	17.1%	0.0%	24.2%	0.0%	$10.00	$12.21	22.1%	$12.04	20.4%	$12.16	21.6%	$12.16	21.6%
Second Step Conversions
Meridian Bancorp, Inc. - MA*	7/29/14	EBSB- NASDAQ	102.7%	48.5	17.7%	0.4%	17.3%	2.1%	$10.00	$10.60	6.0%	$10.64	6.4%	$10.64	6.4%	$10.64	6.4%
Investors Bancorp, Inc. - NJ*	5/8/14	ISBC- NASDAQ	108.4%	31.0	19.4%	0.6%	18.0%	3.4%	$10.00	$10.42	4.2%	$10.40	4.0%	$10.92	9.2%	$10.36	3.6%
Averages - Second Step Conversions:			105.6%	39.8x	18.6%	0.5%	17.7%	2.7%	$10.00	$10.51	5.1%	$10.52	5.2%	$10.78	7.8%	$10.50	5.0%
Medians - Second Step Conversions:			105.6%	39.8x	18.6%	0.5%	17.7%	2.7%	$10.00	$10.51	5.1%	$10.52	5.2%	$10.78	7.8%	$10.50	5.0%
Averages - All Conversions:			88.3%	39.8x	17.8%	0.3%	21.0%	1.4%	$10.00	$11.36	13.6%	$11.28	12.8%	$11.47	14.7%	$11.33	13.3%
Medians - All Conversions:			88.6%	39.8x	17.8%	0.2%	20.1%	1.1%	$10.00	$11.32	13.2%	$11.27	12.7%	$11.42	14.2%	$11.28	12.8%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	As a percent of MHC offering for MHC transactions.
(2)	Does not take into account the adoption of SOP 93-6.
(3)	Latest price if offering is less than one week old.
(4)	Latest price if offering is more than one week but less than one month old.
(5)	Mutual holding company pro forma data on full conversion basis.
(6)	Simultaneously completed acquisition of another financial institution.
(7)	Simultaneously converted to a commercial bank charter.
(8)	Former credit union.

August 1, 2014

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IV.15

Shown in Table 4.3 are the current pricing ratios for the five fully-converted offerings completed during the past three months and trade on NASDAQ. The current average P/TB ratio of the NASDAQ traded, fully-converted recent conversions equaled 98.49%, based on closing stock prices as of August 1, 2014.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Beneficial Bancorp’s stock price of recently completed and pending acquisitions of thrift institutions operating in Pennsylvania. As shown in Exhibit IV-4, there were seven acquisitions of thrifts headquartered in Pennsylvania completed from the beginning of 2010 through August 1, 2014 and there are currently two acquisitions pending for thrifts based in Pennsylvania. The recent acquisition activity involving regional financial institutions may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced some degree of acquisition activity as well and, thus, are subject to the same type of acquisition speculation that may influence Beneficial Bancorp’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Beneficial Bancorp’s stock would tend to be less compared to the stocks of the Peer Group companies.

D.	Trading in Beneficial Bancorp’s Stock

Since Beneficial Bancorp’s minority stock currently trades under the symbol “BNCL” on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Beneficial Bancorp had a total of 75,566,636 shares issued and outstanding at June 30, 2014, of which 29,773,861 shares were held by public shareholders and traded as public securities. As of August 1, 2014, the 52 week trading range of the Company’s stock was $8.75 to $14.35 per share and its closing price on August 1, 2014 was $13.04 per share. There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock and the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

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Table 4.3

Market Pricing Comparatives

Prices As of August 1, 2014

	Market		Per Share Data
	Capitalization		Core	Book						Dividends(4)
	Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout
Financial Institution	Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
All Non-MHC Public Companies	$15.94	$397.22	$0.87	$15.42	17.62x	107.24%	13.13%	116.65%	17.39x	$0.29	1.89%	55.13%
Converted Last 3 Months (no MHC)	$11.31	$1,170.25	$0.13	$12.04	32.88x	96.18%	20.09%	98.49%	41.41x	$0.05	0.19%	15.63%

Converted Last 3 Months (no MHC)
ISBC Investors Bancorp Inc of NJ	$10.32	$3,697.30	$0.32	$9.49	30.35x	108.75%	20.06%	111.81%	32.25x	$0.20	0.75%	62.50%
SBCP Sunshine Bancorp Inc of FL	$11.92	$50.40	$0.01	$14.76	NM	80.76%	21.26%	80.76%	NM	$0.00	0.00%	0.00%
BHBK Blue Hills Bancorp Inc. of MA	$12.38	$352.40	($0.01)	$13.94	NM	88.81%	20.23%	92.25%	NM	$0.00	0.00%	0.00%
EBSB Meridian Bancorp, Inc. of MA	$10.62	$580.90	$0.21	$9.98	35.40x	106.41%	18.82%	109.15%	50.57x	$0.00	0.00%	0.00%

	Financial Characteristics(6)
	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Non-MHC Public Companies	$2,864	13.29%	12.29%	2.39%	0.55%	4.43%	0.56%	4.53%
Converted Last 3 Months (no MHC)	$5,732	21.32%	20.95%	1.26%	0.31%	1.71%	0.23%	1.38%

Converted Last 3 Months (no MHC)
ISBC Investors Bancorp Inc of NJ	$18,430	18.46%	18.03%	0.78%	0.66%	3.55%	0.63%	3.40%
SBCP Sunshine Bancorp Inc of FL	$201	26.32%	26.32%	2.43%	0.02%	0.08%	0.02%	0.08%
BHBK Blue Hills Bancorp Inc. of MA	$1,500	22.79%	22.12%	0.28%	0.03%	0.15%	-0.10%	-0.02%
EBSB Meridian Bancorp, Inc. of MA	$2,798	17.69%	17.33%	1.54%	0.54%	3.05%	0.37%	2.07%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.17

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, and recent trading activity in the Company’s minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure. The Company currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

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IV.18

9.	Effect of Government Regulation and Regulatory Reform

As a fully-converted regulated institution, Beneficial Bancorp will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Beneficial Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the FRB and the Department, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses and cash contribution to the Foundation (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

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IV.19

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it significant weight among the valuation approaches. Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging their offering proceeds, we also gave weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

•	Trading of BNCL stock. Converting institutions generally do not have stock outstanding. Beneficial Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership and first-step minority stock offering. Since Beneficial Bancorp is currently traded on the NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation. Based on the August 1, 2014, stock price of $13.04 per share and the 75,566,636 shares of Beneficial Bancorp stock outstanding, the Company’s implied market value of $985.4 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Beneficial Bancorp’s stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro

RP® Financial, LC.	VALUATION ANALYSIS
IV.20

forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. At June 30, 2014, the MHC had net assets of $175,000, which has been added to the Company’s June 30, 2014 equity to reflect the consolidation of the MHC into the Company’s operations. Exhibit IV-9 shows that after accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced by approximately 0.01%. Accordingly, for purposes of the Company’s pro forma valuation, the public shareholders’ ownership interest was reduced from 39.40% to 39.39% and the MHC’s ownership interest was increased from 60.60% to 60.61%.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 1, 2014, the aggregate pro forma market value of Beneficial Bancorp’s conversion stock equaled $907,489,000 at the midpoint, equal to 90,748,900 shares at $10.00 per share. The $10.00 per share price was determined by the Beneficial Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 60.61% ownership interest to the public, which provides for a $550,000,000 public offering at the midpoint value.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled $13.507 million for the twelve months ended June 30, 2014. In deriving Beneficial Bancorp’s core earnings, the adjustments made to reported earnings were to eliminate net gains on the sale of investment securities available for sale equal to $37,000 and a reduction in a restructuring charge equal to $30,000. As shown below, assuming an effective marginal tax rate of 40.0% for the earnings adjustments, the Company’s core earnings were estimated to equal $13.467 million for the twelve months ended June 30, 2014.

RP® Financial, LC.	VALUATION ANALYSIS
IV.21

Amount
($000)
Net income	$13,507
Deduct: Net gain in sale of investment securities available for sale(1)	(22)
Deduct: Reduction in restructuring charge(1)	(18)

Core earnings estimate	$13,467

(1)	Tax effected at 40.0%

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $907.5 million midpoint value equaled 75.23x and 75.48x, respectively, indicating premiums of 312.22% and 308.44% relative to the Peer Group’s average reported and core earnings multiples of 18.25x and 18.48x, respectively (see Table 4.4). In comparison to the Peer Group’s median reported and core earnings multiples of 16.10x and 15.71x, respectively, the Company’s pro forma reported and core P/E multiples at the midpoint value indicated premiums of 367.27% and 380.46%, respectively. The Company’s pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 62.85x and 88.05x, respectively, and based on core earnings at the minimum and the maximum equaled 63.06x and 88.34x, respectively.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. Based on the $907.5 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios equaled 82.64% and 93.63%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 119.55% and 129.54%, respectively, the Company’s ratios reflected discounts of 30.87% on a P/B basis and 27.72% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 112.26% and 128.44%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 26.39% and 27.10%, respectively. At the maximum of the range, the Company’s P/B and P/TB ratios equaled 89.13% and 100.10%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum of the range reflected discounts of 25.45% and 22.73%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum of the range reflected discounts of 26.47% and 22.06%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which tends to mathematically result in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the significant premiums reflected in the Company’s P/E multiples.

RP® Financial, LC.	VALUATION ANALYSIS
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Table 4.4

Public Market Pricing Versus Peer Group

Beneficial Bancorp, Inc. and the Comparables

As of August 1, 2014

			Market Capitalization		Per Share Data							Dividends(3)
			Price/	Market	Core 12 Month	Book Value/	Pricing Ratios(2)					Amount/	Yield	Payout
			Share	Value	EPS(1)	Share	P/E	P/B	P/A	P/TB	P/Core	Share		Ratio(4)
			($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Beneficial Bancorp, Inc.		PA
Maximum			$10.00	$1,043.61	$0.11	$11.22	88.05x	89.13x	20.94%	100.10%	88.34x	$0.00	0.00%	0.00%
Midpoint			$10.00	$907.49	$0.13	$12.10	75.23x	82.64x	18.48%	93.63%	75.48x	$0.00	0.00%	0.00%
Minimum			$10.00	$771.37	$0.16	$13.28	62.85x	75.30x	15.94%	86.13%	63.06x	$0.00	0.00%	0.00%

All Non-MHC Public Companies(6)
Averages			$15.94	$397.22	$0.87	$15.42	17.62x	107.24%	13.13%	116.65%	17.39x	$0.29	1.89%	55.13%
Median			$13.65	$111.74	$0.64	$14.45	16.50x	93.90%	12.22%	99.42%	16.78x	$0.24	1.66%	41.41%

All Non-MHC State of PA(6)
Averages			$12.54	$226.20	$0.13	$13.56	19.69x	95.14%	13.79%	101.69%	19.70x	$0.29	2.09%	72.50%
Medians			$11.62	$109.88	$0.60	$14.02	17.32x	95.76%	13.55%	95.76%	18.78x	$0.26	1.95%	42.55%

State of PA
ALLB Alliance Bancorp of Penn	(7)	PA	$16.19	$67.78	$0.33	$15.93	NM	101.63%	15.74%	101.63%	NM	$0.24	1.48%	63.64%
ESBF ESB Financial Corp.		PA	$12.36	$219.49	$0.92	NA	13.15x	112.32%	NA	142.80%	13.46x	$0.40	3.24%	42.55%
ESSA ESSA Bancorp Inc.		PA	$11.62	$137.39	$0.83	$14.49	15.49x	80.21%	8.81%	86.72%	14.05x	$0.28	2.41%	32.00%
FXCB Fox Chase Bancorp Inc.		PA	$16.89	$204.58	$0.60	$14.71	28.15x	114.80%	18.51%	114.80%	28.15x	$0.48	2.84%	93.33%
MLVF Malvern Bancorp Inc	(7)	PA	$10.99	$72.08	($2.86)	$11.48	NM	95.76%	12.33%	95.76%	NM	$0.11	0.00%	NM
NWBI Northwest Bancshares, Inc.		PA	$12.30	$1,167.88	$0.65	$11.30	17.32x	108.90%	14.78%	130.81%	18.78x	$0.52	4.23%	228.17%
PBCP Polonia Bncp, Inc.		PA	$10.06	$34.20	NA	$11.58	NM	86.87%	11.43%	86.87%	NM	NA	NA	NM
PBIP Prudential Bancorp Inc.		PA	$11.51	$109.88	NA	$13.56	NM	84.88%	21.46%	84.88%	NM	$0.12	1.04%	12.26%
WVFC WVS Financial Corp.		PA	$10.96	$22.55	$0.46	$15.45	24.36x	70.94%	7.28%	70.94%	24.04x	$0.16	1.46%	35.56%

Comparable Group
Averages			$17.72	$754.15	$1.20	$14.63	18.25x	119.55%	15.41%	129.54%	18.48x	$0.43	3.14%	100.08%
Medians			$12.78	$662.93	$0.65	$11.87	16.10x	112.26%	13.55%	128.44%	15.71x	$0.48	3.18%	56.82%

Comparable Group
BKMU Bank Mutual Corp.		WI	$6.04	$281.22	$0.26	$6.14	23.23x	98.40%	12.05%	98.46%	22.99x	$0.16	2.65%	50.00%
CFFN Capitol Federal Financial Inc		KS	$11.82	$1,678.87	$0.51	$10.53	23.18x	112.26%	18.63%	112.26%	23.18x	$0.30	2.54%	192.16%
DCOM Dime Community Bancshares Inc.		NY	$15.01	$553.25	$1.15	$12.17	12.94x	123.35%	12.86%	140.82%	13.07x	$0.56	3.73%	48.28%
NFBK Northfield Bancorp Inc.		NJ	$12.78	$677.84	$0.39	$12.23	33.63x	104.47%	25.20%	107.24%	33.12x	$0.28	2.19%	65.79%
NWBI Northwest Bancshares, Inc.		PA	$12.30	$1,167.88	$0.65	$11.30	17.32x	108.90%	14.78%	130.81%	18.78x	$0.52	4.23%	228.17%
OCFC OceanFirst Financial Corp.		NJ	$16.17	$277.23	$1.15	$12.59	16.50x	128.44%	11.90%	128.44%	14.12x	$0.48	2.97%	48.98%
ORIT Oritani Financial Corp.		NJ	$14.76	$671.57	$0.94	$11.57	15.70x	127.60%	21.39%	127.60%	15.71x	$0.70	4.74%	101.06%
PFS Provident Financial Services		NJ	$16.57	$1,075.20	$1.21	$17.28	14.28x	95.88%	12.73%	148.86%	13.71x	$0.60	3.62%	51.72%
TRST TrustCo Bank Corp NY		NY	$6.57	$622.02	$0.45	$4.07	14.22x	161.54%	13.55%	161.77%	14.64x	$0.26	4.00%	56.82%
UBNK United Financial Bancorp		CT	$12.59	$662.93	$0.57	NA	NM	108.90%	12.85%	109.29%	22.04x	$0.40	3.18%	250.00%
WSFS WSFS Financial Corp.		DE	$70.33	$627.62	$5.89	$48.40	11.51x	145.30%	13.61%	159.43%	11.94x	$0.48	0.68%	7.86%

	Financial Characteristics(5)									2nd Step
	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core		Exchange Ratio	Offering Range
	Assets	Assets	T. Assets	Assets	ROAA	ROAE	ROAA	ROAE
	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	($Mil)
Beneficial Bancorp, Inc.
Maximum	$4,985	23.50%	21.47%	0.94%	0.24%	1.01%	0.24%	1.01%	1.3808x	$632.50
Midpoint	$4,911	22.36%	20.26%	0.95%	0.25%	1.10%	0.24%	1.09%	1.2007x	$550.00
Minimum	$4,838	21.18%	19.02%	0.96%	0.25%	1.20%	0.25%	1.19%	1.0206x	$467.50

All Non-MHC Public Companies(6)
Averages	$2,864	13.29%	12.29%	2.39%	0.55%	4.43%	0.56%	4.53%
Median	$880	12.65%	11.07%	1.79%	0.58%	4.44%	0.63%	4.46%

All Non-MHC State of PA(6)
Averages	$1,627	14.25%	13.77%	1.49%	0.10%	0.83%	0.09%	-0.32%
Medians	$585	13.15%	12.66%	1.44%	0.41%	2.86%	0.63%	3.43%

State of PA
ALLB Alliance Bancorp of Penn	$431	15.49%	14.46%	2.01%	0.35%	2.03%	0.35%	2.03%
ESBF ESB Financial Corp.	$1,940	10.48%	8.09%	1.06%	0.89%	9.00%	0.87%	NA
ESSA ESSA Bancorp Inc.	$1,559	10.99%	11.49%	2.45%	0.58%	4.82%	0.64%	5.32%
FXCB Fox Chase Bancorp Inc.	$1,105	16.13%	16.09%	1.26%	0.63%	3.96%	0.63%	3.96%
MLVF Malvern Bancorp Inc	$585	12.88%	12.88%	1.23%	-3.03%	-22.45%	-2.89%	-21.48%
NWBI Northwest Bancshares, Inc.	$7,902	13.57%	12.44%	2.05%	0.82%	5.82%	0.76%	5.36%
PBCP Polonia Bncp, Inc.	$299	13.15%	NA	NA	-0.07%	-0.53%	NA	NA
PBIP Prudential Bancorp Inc.	$512	25.29%	24.93%	1.62%	0.41%	1.99%	NA	NA
WVFC WVS Financial Corp.	$310	10.26%	9.78%	0.20%	0.30%	2.86%	0.30%	2.90%

Comparable Group
Averages	$4,958	13.35%	12.78%	1.37%	0.84%	6.90%	0.89%	7.31%
Medians	$4,589	12.65%	12.21%	1.19%	0.82%	6.54%	0.86%	6.77%

Comparable Group
BKMU Bank Mutual Corp.	$2,338	12.39%	12.21%	0.90%	0.51%	4.29%	0.52%	4.32%
CFFN Capitol Federal Financial Inc	$9,031	16.60%	16.76%	0.36%	0.81%	4.64%	0.81%	4.64%
DCOM Dime Community Bancshares Inc.	$4,302	10.43%	9.14%	0.75%	1.01%	9.56%	1.00%	9.47%
NFBK Northfield Bancorp Inc.	$2,690	24.12%	24.83%	1.49%	0.77%	2.92%	0.78%	2.96%
NWBI Northwest Bancshares, Inc.	$7,902	13.57%	12.44%	2.05%	0.82%	5.82%	0.76%	5.36%
OCFC OceanFirst Financial Corp.	$2,329	9.27%	9.44%	3.10%	0.73%	7.76%	0.86%	9.12%
ORIT Oritani Financial Corp.	$3,140	16.76%	17.49%	0.70%	1.40%	7.80%	1.40%	7.79%
PFS Provident Financial Services	$8,449	13.27%	9.32%	2.00%	0.89%	6.54%	0.93%	6.77%
TRST TrustCo Bank Corp NY	$4,589	8.39%	8.12%	1.37%	0.97%	12.01%	0.94%	11.67%
UBNK United Financial Bancorp	$5,159	12.65%	12.57%	1.14%	0.06%	0.49%	0.64%	4.95%
WSFS WSFS Financial Corp.	$4,613	9.36%	8.22%	1.19%	1.25%	14.05%	1.20%	13.41%

(1)	Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 40%.
(2)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3)	Indicated 12 month dividend, based on last quarterly dividend declared.
(4)	Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5)	ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(7)	Financial data as of March 31, 2014.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.23

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $907.5 million midpoint of the valuation range, the Company’s value equaled 18.48% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.41%, which implies a premium of 19.92% has been applied to the Company’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 13.55%, the Company’s pro forma P/A ratio at the midpoint value reflects a premium of 36.38%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, the two recently completed second-step offerings had an average forma price/tangible book ratio at closing of 105.60% (see Table 4.2). In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied discount of 11.34%. The current average P/TB ratio of the two recent second-step conversions, based on closing stock prices as of August 1, 2014, equaled 110.48%. In comparison to the current P/TB ratio of the two recent second-step conversions, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 15.25%. Among the two recent second-step conversion offerings, Meridian Bancorp’s second-step conversion offering was considered to be more comparable to the Company’s offering based on offering size and resulting pro forma market value. In comparison to Meridian Bancorp’s closing P/TB ratio of 102.70%, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied discount of 8.83%. In comparison to

RP® Financial, LC.	VALUATION ANALYSIS
IV.24

Meridian Bancorp’s current P/TB ratio of 109.15%, the Company’s P/TB ratio at the midpoint value reflects an implied discount 14.22%. Comparative pre-conversion financial data for Meridian Bancorp has been included in the Chapter III tables and show that, in comparison to Beneficial Bancorp, Meridian Bancorp maintained a lower tangible equity-to-assets ratio (8.78% versus 10.93% for Beneficial Bancorp), a higher return on average assets (0.62% versus 0.29% for Beneficial Bancorp) and a higher ratio of non-performing assets as a percent of assets (1.75% versus 1.05% for Beneficial Bancorp).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 1, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $907,489,000 at the midpoint, equal to 90,748,900 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares
Maximum	104,361,234	63,250,000	41,111,234	1.3808
Midpoint	90,748,900	55,000,000	35,748,900	1.2007
Minimum	77,136,565	46,750,000	30,386,565	1.0206

Distribution of Shares
Maximum	100.00%	60.61%	39.39%
Midpoint	100.00%	60.61%	39.39%
Minimum	100.00%	60.61%	39.39%

Aggregate Market Value at $10 per share
Maximum	$1,043,612,340	$632,500,000	$411,112,340
Midpoint	$907,489,000	$550,000,000	$357,489,000
Minimum	$771,365,650	$467,500,000	$303,865,650

RP® Financial, LC.	VALUATION ANALYSIS
IV.25

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, BNCL and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC’s unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the second-step conversion offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.2007 shares of the Company’s stock for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0206 at the minimum and 1.3808 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.